

FORTIS INC.

Notice of annual meeting
May 3, 2018

Management information circular



Notice of our 2018 annual meeting

When
May 3, 2018
10:30 a.m. (Newfoundland Daylight Time)

Where
Holiday Inn St. John's, Salon A
180 Portugal Cove Road
St. John's, Newfoundland and Labrador

What the meeting will cover
1. Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2017 and the auditors' reports
2. Elect the directors
3. Appoint the auditors and authorize the directors to set the auditors' fees
4. Have a say on executive pay
5. Transact any other business that may properly come before the meeting

Your right to vote
You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 16, 2018. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proof that you own Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

Vote in person or by proxy
If you want to attend the meeting and vote your shares in person, you will need to register with our transfer agent, Computershare Trust Company of Canada, when you arrive. If you are appointing someone else to be your proxyholder or if you are a non-registered (beneficial) shareholder, please read the information beginning on page 8 of the circular.

We'll have a live webcast of the meeting on our website (www.fortisinc.com) if you are unable to attend in person.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid
Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John's, Newfoundland and Labrador
March 16, 2018

Message from the Chair of the Board and the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board and management of Fortis Inc., it is our pleasure to invite you to the 2018 annual meeting of shareholders on Thursday, May 3, 2018 in St. John's, Newfoundland and Labrador. The meeting will be held in Salon A of the Holiday Inn St. John's at 180 Portugal Cove Road, beginning at 10:30 a.m. local time.

The shareholder meeting is your opportunity to vote on specific items of business and meet members of the board and management. We will also present our results for the year, discuss our plans for the future and answer questions from shareholders.

The enclosed management information circular contains important information about the meeting and the items of business. Please take some time to read the circular before you vote your shares.

This year you will elect 12 directors to the board. Each is qualified and experienced and together bring a strong mix of skills to the board. You can read about each nominee beginning on page 13.

You will also have a say on executive pay with our annual advisory vote on our approach to executive compensation. You can read more about executive compensation at Fortis in the message from the chair of the human resources committee beginning on page 46 and the detailed discussion of the program and decisions for the year beginning on page 59.

A year of strong performance

2017 marked a very strong year of financial and operational performance for Fortis. We reached over $1 billion in adjusted net earnings, a first in the history of Fortis. These results were driven in large part by the success of our strategic push into the United States, which more than doubled the size of our business in the last five years.

We achieved adjusted net earnings of $1,053 million, or $2.53 per common share, in 2017 compared to $715 million, or $2.31 per common share, in 2016. The most significant adjustment to net earnings was to exclude the one-time non-cash charge to income tax expense related to the recently enacted tax legislation in the United States.

Fortis established two main objectives for 2017:

- *Successfully integrate ITC Holdings Corp. (ITC) following our acquisition in the fourth quarter of 2016* – ITC is the largest independent transmission company in the United States with more than 25,000 circuit kilometres of electric transmission located in seven mid-western states. The acquisition, the largest in the history of Fortis, was accretive to our earnings per common share in 2017.
- *Reach a constructive settlement of our first rate case at Tucson Electric Power (TEP)* – the reasonable rate case settlement at TEP marked the first decision received since Fortis acquired UNS Energy Corporation (UNS Energy) in 2014.

Our strong financial performance in 2017 is a testament to the accomplishment of these objectives.

Delivering value to shareholders

Fortis continued to deliver value to shareholders in 2017 with an annual dividend of $1.625 per common share and a one-year total shareholder return of 15.3%. For the last five years, our adjusted earnings per share (EPS) has grown by an annual average of 8%, one of the highest in the industry.

Over the past 10 years, Fortis has outperformed the market and delivered a 5.2% compound annual growth rate on adjusted earnings per share and an average

$1.625
2017 dividend

44
consecutive years of annual dividend increases for Fortis shareholders – one of the longest records for a Canadian public corporation

annual total shareholder return of 8.8%. The increase in our dividend from $1.60 to $1.70 per share on an annualized basis in the fourth quarter of 2017 marks 44 consecutive years of annual dividend payment increases. Additionally, we have extended our targeted growth in the average annual dividend per common share of approximately 6% through 2022.

Pay aligned with performance

Annual incentives ranging from 185% to 195% of target were awarded to several of our named executives, in recognition of strong 2017 financial results, the successful integration of ITC and favourable operational results.

Both the board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests. The committee conducts a biennial review of the program as part of this process.



The committee completed its most recent review in 2016 and implemented changes to the compensation program in 2017 as a result. These included modifying the compensation comparator group to reflect Fortis' increased size and U.S. presence, increasing the variable or at-risk component of total direct compensation to align more closely with the median of the market, and adjusting the cap on performance factors under the incentive plans to 200% to align with market practice. The realignment of compensation to the market and strong corporate performance in 2017 resulted in an increase in compensation for the five most senior executives compared to 2016. Fortis' compensation program continues to align with performance and shareholder value. You can read about the changes in more detail in the letter from the committee chair beginning on page 46 and the compensation discussion and analysis beginning on page 49.

A strong five-year capital investment plan

During 2017 we announced a five-year capital investment plan of approximately $14.5 billion from 2018 through 2022, including approximately $3.2 billion to be invested in 2018. The plan is driven by projects that improve the transmission grid, automate the distribution grid, address natural gas system capacity and gas line network integrity, add natural gas resources to support solar energy expansion, and replace aging infrastructure. We remain focused on sustainable investment in our utilities to address the needs of our customers.

In 2017 our midyear rate base was $25.4 billion, an increase of $1.1 billion over 2016. For the last five years, our rate base has grown by 24%. With the capital investment plans we have in place, our consolidated rate base is expected to climb to over $32 billion by 2022. Changing customer expectations are driving our investment decisions as we aim to provide cleaner energy, and better communication and greater control over energy use, to customers.

Increasing our sustainability focus

2017 saw a number of significant advances as we increased our focus on sustainability for the benefit of the environment and our customers. Delivering cleaner energy is a key strategic initiative for Fortis as we plan for the future. Sustainability is also important to investors and is increasingly becoming a key focus of discussion during investor meetings.

Key sustainability developments included the release of two environmental reports in 2017 to provide current environmental data, and the appointment of executive-level responsibility for our environmental, social and governance commitments. Nora M. Duke assumed duties for matters related to sustainability and was appointed

Executive Vice President, Sustainability and Chief Human Resource Officer. In this expanded role, she will focus on enterprise-wide sustainability and stewardship priorities.

Committed to strong governance and communication

The board and management are committed to good governance and sound business practices. We are also firmly committed to engaging more with our shareholders as we continue to grow and expand our investor base.

In 2017 Fortis held Investor Days in Toronto and New York City for institutional investors and analysts to meet with members of senior management and certain subsidiaries and receive an update on Fortis operations, current developments and strategic outlook. Both events were very well received.

In 2017 we also adopted a board-shareholder engagement policy to facilitate communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our executive compensation practices. In the fourth quarter, an inaugural board-shareholder engagement meeting with significant shareholders was held by the board chair and two committee chairs. We met with 11 of our largest shareholders, representing approximately 14% of our total shares outstanding, to proactively discuss our environmental, social and governance practices, executive compensation and risk profile.

Fortis continues to promote diversity and has committed to having a board where each gender represents at least one-third of the board's independent directors – a level we currently meet and will exceed if all nominated directors are elected.

We are also proud to say that Fortis received the 2017 Governance Gavel Award from the Canadian Coalition for Good Governance for "best disclosure of corporate governance and executive compensation practices". Fortis is a strong advocate for good governance and we continue to advance our governance and communication practices accordingly.

Executive team changes

Our ongoing efforts on leadership succession planning proved to be very effective in 2017.

In 2017 Earl A. Ludlow announced his retirement effective December 31, 2017. We recognized the contributions of Mr. Ludlow during his nearly 40 years with Fortis. There are few who have been as highly regarded in the North American utility sector as him. We thank Mr. Ludlow for his unwavering commitment to Fortis and wish him all the best in his future endeavours.

Gary J. Smith was appointed Executive Vice President, Eastern Canadian and Caribbean Operations, effective June 1, 2017. Mr. Smith succeeds Earl Ludlow and oversees our investments in Newfoundland Power, Maritime Electric, FortisOntario, FortisTCI, Caribbean Utilities and Belize Electric Company Ltd. (BECOL), and provides operational support across the organization. Mr. Smith was previously President and Chief Executive Officer of Newfoundland Power. He, along with Eddinton Powell, President and Chief Executive Officer of FortisTCI, led our successful response to the devastation caused by Hurricane Irma on the Turks and Caicos Islands. Our emergency response effort on the islands was one of our proudest achievements in 2017.

We increased our focus on cybersecurity with the appointment of Phonse J. Delaney as Executive Vice President, Chief Information Officer, effective June 1, 2017. Mr. Delaney is responsible for our corporate technology strategy, including cybersecurity. This includes staying abreast of technology trends, positioning Fortis to take advantage of and optimize technology opportunities through active collaboration with our subsidiaries, as well as overseeing our cybersecurity management. Mr. Delaney was previously President and Chief Executive Officer of FortisAlberta.

David G. Hutchens was appointed Executive Vice President, Western Utility Operations, effective January 1, 2018. In this expanded role, Mr. Hutchens will continue as President and Chief Executive Officer of UNS Energy while also providing oversight to FortisBC and FortisAlberta operations.

James R. Reid was appointed Executive Vice President, Chief Legal Officer and Corporate Secretary, effective March 5, 2018. Mr. Reid was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where he practised for 20 years.

Board changes

Ongoing board renewal is a key element of good governance. On behalf of the board, we would like to thank R. Harry McWatters and Ronald D. Munkley who both made valuable contributions to the Fortis board during their many years of service and are not standing for re-election because they will have reached our retirement age for directors as of the 2018 annual meeting:

- Mr. McWatters is completing 10 years on the Fortis board and served as a member of the governance and nominating committee. Mr. McWatters is also a former director of FortisBC, where he served as Chair from 2006 through 2010.
- Mr. Munkley is completing eight years on the Fortis board and served as a member of the human resources committee and as chair of the governance and nominating committee for the past three years. Mr. Munkley brought tremendous knowledge of the capital markets and insight into the North American utility sector.

Our tenure policy provides an effective way to build deep knowledge and expertise and an orderly process for board renewal. This year, in addition to the remaining members of the board, Paul J. Bonavia and Julie A. Dobson are director nominees standing for election to the board:

- Mr. Bonavia, having previously served on the Fortis board from May 2015 to February 2016, brings tremendous insight to the energy sector with significant prior roles in the sector including Executive Chairman, Chairman and President and Chief Executive Officer of UNS Energy and President of the utilities group, Xcel Energy.
- Ms. Dobson is a seasoned senior executive with extensive experience in the telecommunications and utility industries. She has experience in business development, strategic planning, operations, human resources, sales and service, and business integration.

Recognizing the late Dr. Angus Bruneau and Michael Mulcahy

We were deeply saddened in 2017 by the passing of our founder, Dr. Angus Bruneau, and President and Chief Executive Officer of FortisBC, Michael Mulcahy.

Dr. Bruneau was the founding Chief Executive Officer of Fortis and guided Fortis for nearly two decades as President and Chief Executive Officer, and then as Chair of the Board of Directors. His vision, unwavering perseverance and intellect laid the foundation of our success. He was a true gentleman whose courage, honesty and humility brought out the best in those around him. His values and leadership will live on at Fortis. In 2017 Fortis made a $200,000 donation to the Faculty of Engineering at Memorial University to modernize the Fortis Angus Bruneau Lecture Theatre in Dr. Bruneau's memory.

In 2017 Fortis lost one of its best with the passing of Michael Mulcahy. Mr. Mulcahy was a long-time leader in the Fortis group of companies. Having served the company for a quarter of a century at Maritime Electric, Fortis Properties, Newfoundland Power and FortisBC, his steadfast approach and business acumen served us well. An advocate of positive corporate culture and strong talent, many knew him to be a trusted friend and advisor. Dr. Bruneau and Mr. Mulcahy will be dearly missed.

A bright future

After our strategic and successful expansion into the United States, Fortis is focused on sustainable investment and organic growth at our utility businesses in 2018. We have achieved scale in the North American utility industry and are one of the top 15 investor-owned utilities in North America when ranked by enterprise value. The locations, varying sizes and operating expertise of our utilities create opportunities to drive growth for the future. The quality and diversity of our utilities makes Fortis one of the lowest-risk utility businesses in North America.

Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital plan, the balance and strength of its portfolio of businesses, as well as growth opportunities within its service territories.

We thank you for your continued interest in Fortis and please remember to vote your shares. Your vote is important. We look forward to seeing you on May 3, 2018.

Sincerely,





Douglas J. Haughey
Chair, Board of Directors

Barry V. Perry
President and Chief Executive Officer

What's inside

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information included in this circular reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2022; Fortis' forecast gross capital expenditures for 2018 and the period 2018 through 2022; Fortis' forecast rate base for the period 2018 through 2022; statements relating to the addition of renewable capacity at TEP; additional opportunities beyond Fortis' base capital plan, including the Wataynikaneyap Power Project; and the expectation that growth at some of Fortis' larger utilities may be muted in 2018.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of Fortis' capital projects; the board of directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of Fortis; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect Fortis and its subsidiaries; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.



Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 16, 2018 (the *record date*) and are entitled to receive notice of and vote at our annual meeting of shareholders at the Holiday Inn St. John's on May 3, 2018 (or a reconvened meeting if the meeting is postponed or adjourned).

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or facsimile by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $31,500 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares (see page 8 for details).

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid
Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John's, Newfoundland and Labrador
March 16, 2018

> In this document:
> - *we*, *us*, *our* and *Fortis* mean Fortis Inc.
> - *you*, *your* and *shareholder* refer to holders of Fortis common shares
> - *shares* and *Fortis shares* mean common shares of Fortis, unless indicated otherwise
> - all dollar amounts are in Canadian dollars, unless indicated otherwise
> - information is as of March 16, 2018, unless indicated otherwise.

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2018 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2018), on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

1. ABOUT THE SHAREHOLDER MEETING

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 16, 2018, the record date. Shareholders will vote on four items of business and any other matters that may properly come before the meeting (see page 10).

If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders up until 10 days before the meeting if you have proper proof that you own the shares. Contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 423,047,800 common shares issued and outstanding. Each share entitles the holder to one vote on the items to be voted on.

How to vote

The voting process is different depending on whether you're a registered or non-registered shareholder:

Registered shareholders

Your shares are registered in your name

Voting by proxy is the easiest way to vote. **This means you have the right to appoint a person or entity (your *proxyholder*) to attend the meeting and vote your shares for you.** Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you're appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare right away.

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

- FOR the nominated directors
- FOR the appointment of Deloitte LLP as our auditors
- FOR our approach to executive compensation

Vote by proxy

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form and follow the instructions on screen.
Phone	1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the form. Follow the interactive voice recording instructions to submit your vote.
Mail	Enter your voting instructions on the proxy form, sign and date it, and send the completed form to: Computershare Trust Company of Canada Attention: Proxy Department 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Non-registered (beneficial) shareholders

Your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares

By choosing to send these materials to you directly, Fortis (and not the intermediary holding on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

You can vote your shares in one of two ways:

Submit your voting instructions

Use one of the methods provided on the voting instruction form (phone, fax or over the internet), or simply complete the form and mail it to the address provided on the form.

Vote in person

Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder, and follow the instructions from your nominee.

Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Vote in person
Check in with a Computershare representative when you arrive at the meeting. Do not fill out the proxy form because you will be casting your vote at the meeting.

Send your voting instructions right away

Take some time to read this circular and then vote your shares right away. We must receive your voting instructions by **10:30 a.m. (Newfoundland Daylight time) on May 1, 2018** to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions **at least 48 hours** (not including Saturdays, Sundays and holidays) **before the time the meeting is reconvened**. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:
- vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight time) on May 1, 2018
- complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight time) on May 1, 2018
- send a written notice from you or your authorized attorney to our Executive Vice President, Chief Legal Officer and Corporate Secretary (Corporate Secretary) so that it is received before 10:30 a.m. (Newfoundland Daylight time) on May 1, 2018.

If you are a non-registered shareholder, follow the instructions provided by your nominee.

How to obtain paper copies of our meeting materials

Registered and non-registered (beneficial) shareholders can ask for free paper copies of this circular and the proxy form or voting information form to be sent to them by mail. Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of our meeting materials, please contact Kingsdale (see above).

Or request free paper copies from our Corporate Secretary:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
PO Box 8837
St. John's, NL A1B 3T2
Canada

Questions?
Call Kingsdale at:
- 1.888.518.6828 (toll-free within North America) or
- 416.867.2272 (collect call outside North America)

Or send an email to:
contactus@kingsdaleadvisors.com

Confidentiality and voting results
Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

If you do not attend the meeting, the voting results will be available on our website after the meeting (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

What the meeting will cover

You will receive an update on our 2017 performance and vote on at least four items of business. An item is approved if a simple majority of shareholders represented in person or by proxy at the meeting vote FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers, current directors or first-time nominees to the board have any material interest, direct or indirect, in any matter to be acted on at the meeting.

1. Receive the financial statements (www.fortisinc.com)

We will present our consolidated financial statements for the year ended December 31, 2017 together with the auditors' reports. We mailed our consolidated financial statements to all registered shareholders and the beneficial shareholders who requested to receive a copy. You can also find a copy in our annual report, on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

2. Elect directors (see page 12)
You will vote to elect 12 directors to the board this year. The 12 nominees are:

Tracey C. Ball	Julie A. Dobson
Pierre J. Blouin	Ida J. Goodreau
Paul J. Bonavia	Douglas J. Haughey
Lawrence T. Borgard	Barry V. Perry
Maura J. Clark	Joseph L. Welch
Margarita K. Dilley	Jo Mark Zurel

Quorum
We must have a *quorum* at the beginning of the meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our common shares issued and outstanding as of the record date.

Majority voting policy
A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 12 for details).

Ten directors are standing for re-election and Paul J. Bonavia and Julie A. Dobson have been nominated and are not currently serving as Fortis directors. R. Harry McWatters and Ronald D. Munkley are not standing for re-election because they will have both turned 72 (our retirement age for directors) as of the date of the meeting. You can read about the nominated directors beginning on page 12 and our policy on director tenure on page 44.

If for any reason any of the nominated directors is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

> The board and management recommend that you vote FOR the nominated directors.

3. Appoint the auditors
The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our auditors to hold office for another one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement, and put forward Deloitte LLP based on the qualifications of its audit team, technology and independence. The audit committee is again putting forward Deloitte LLP as auditors for approval by our shareholders.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the matters and the auditors' time. Management believes the fees negotiated in 2017 have been reasonable and are comparable to fees charged by other auditors providing similar services.

The table below shows the fees paid to Deloitte LLP and Ernst & Young LLP (our previous auditors) in the last two years:

	2017		2016
	Deloitte LLP	**Ernst & Young LLP**	**Ernst & Young LLP**
Audit fees	$7,207,000	$978,000	$5,884,000
Audit-related fees	$1,241,000	$718,000	$1,727,000
Tax fees	$497,000	$7,000	$332,000
Non-audit fees	$177,000	–	–
Total	**$9,122,000**	**$1,703,000**	**$7,943,000**

Total fees were higher in 2017 mainly due to the requirement to obtain an audit opinion on our internal control over financial reporting, which was a result of Fortis becoming a SEC registrant in 2016 and normal transitioning costs to facilitate the change of auditors.

> The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors' fees for 2018.

4. Have a say on executive pay (see page 45)

As part of our commitment to strong corporate governance, the board is holding an advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year 97.51% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders of Fortis accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

> The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

5. Other business

We did not receive any shareholder proposals by the deadline of February 2, 2018 and management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you see fit.

Shareholders who are entitled to vote at the 2019 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 1, 2019, in accordance with the provisions of the *Corporations Act* (Newfoundland and Labrador).

About the nominated directors

This year 12 people have been nominated to serve on the board. You can read about the nominated directors in the profiles that follow.

Ten of the nominees currently serve on the board. Paul J. Bonavia previously served on the board from May 2015 to February 2016 and is the former Executive Chairman of UNS Energy, which Fortis acquired in 2014. Julie A. Dobson is a new nominee and a seasoned senior executive with extensive experience in the telecommunications and utility industries.

All but two of the nominated directors are independent. Mr. Perry is not independent because he is our President and Chief Executive Officer. Mr. Welch is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

None of the nominated directors serve together on another unrelated public company board, and none of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors. As part of the merger agreement between Fortis and ITC, Fortis agreed to nominate Mr. Welch as a director of Fortis for the two annual meetings following the closing of the acquisition.

A strong and diverse board*

100%
are financially literate

10
of 12 directors are independent

3.1 years
average tenure

5
of 12 directors are female

10
have utility/energy experience

11
have governance and risk management experience

9
have executive compensation experience

100%
have senior executive experience

* assuming all nominated directors are elected at the annual meeting

---

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to immediately tender his or her resignation to the board for consideration after the meeting. The board will refer the matter to the governance and nominating committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee's or the board's deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

If the committee does not have a quorum because a number of its members did not receive a majority of FOR votes, the board will appoint a special committee to review any offer of resignation.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy effective January 1, 2018. You can find a copy of the policy on our website (www.fortisinc.com).

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership on page 43. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $42.84 on March 17, 2017 and $43.04 on March 16, 2018.

Douglas J. Haughey



Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016

Director since May 2009

Age 61

Independent

Skills and experience
- Utility/Energy
- Executive compensation
- Governance and risk management
- Mergers and acquisitions

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies. He had overall responsibility for its western Canadian natural gas midstream business, was President and Chief Executive Officer of Spectra Energy Income Fund and also led Spectra's strategic development and mergers and acquisitions teams based in Houston, Texas.

Mr. Haughey graduated from the University of Regina with a Bachelor of Business Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey served on the board of directors of FortisAlberta from April 2010 and served as its Chair from April 2013 to February 2016.

	Joined
Board	May 2009 (Chair, September 2016)
Audit committee	May 2009
Human resources committee	May 2013 (Chair, March 2015-September 2016)
Governance and nominating committee	September 2016

2017 Voting results		**2017 Board and committee attendance**		
98.66%	votes *for*	Board of directors (Chair)	10 of 10	100%
1.34%	votes *withheld*	Audit	7 of 7	100%
		Human resources	5 of 5	100%
		Governance and nominating	5 of 5	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	10,000	25,506	$1,528,178	yes (3.8x)
2017	10,000	20,550	$1,308,762	
Change	–	4,956	$219,416	

Other unrelated public company directorships during the last five years

Keyera Corporation (Lead Director, Compensation and Governance Committee)

Tracey C. Ball



**Victoria,
British Columbia,
Canada**

Corporate director

Director since
May 2014

Age 60

Independent

Skills and experience
- Financial expert
- Capital markets
- Governance and risk management
- Legal/Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 and has served as its Chair since February 2016.

	Joined
Board	May 2014
Audit committee	May 2014 (Chair, May 2017)
Governance and nominating committee	May 2017

2017 Voting results	**2017 Board and committee attendance**		
99.76% votes *for*	Board of directors	10 of 10	100%
0.24% votes *withheld*	Audit (Chair)	7 of 7	100%
	Governance and nominating	4 of 4 [1]	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	4,950	13,325	$786,556	yes (4.0x)
2017	4,950	10,227	$650,183	
Change	–	3,098	$136,373	

Other unrelated public company directorships during the last five years
–

(1) Ms. Ball has attended all committee meetings since joining the committee in May 2017.

Pierre J. Blouin



Ile Bizard, Quebec, Canada

Corporate director

Director since
May 2015

Age 60

Independent

Skills and experience
- Capital markets
- Utility/Energy
- Public policy and government relations
- Executive compensation
- Governance and risk management
- Legal/Regulatory
- Mergers and acquisitions
- Technology/ Cybersecurity
- Environmental and social responsibility

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

	Joined
Board	May 2015
Human resources committee	May 2015
Governance and nominating committee	May 2016

2017 Voting results	**2017 Board and committee attendance**		
99.68% votes *for*	Board of directors	10 of 10	100%
0.32% votes *withheld*	Human resources	5 of 5	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	2,380	10,177	$540,453	Has until
2017	2,380	7,192	$410,064	May 2020 to meet
Change	–	2,985	$130,389	the guideline

Other unrelated public company directorships during the last five years

National Bank of Canada (Audit Committee, Human Resources Committee)

Manitoba Telecom Services Inc. (former director)

Paul J. Bonavia



Dallas, Texas, USA

Corporate director

New nominee

Age 66

Independent

Skills and experience
- Capital markets
- Utility/Energy
- Public policy and government relations
- Executive compensation
- Governance and risk management
- International business
- Legal/Regulatory
- Mergers and acquisitions
- Environmental and social responsibility

Mr. Bonavia resigned as Executive Chairman of UNS Energy Corporation when it was acquired by Fortis in August 2014. Prior to holding this position, Mr. Bonavia served UNS Energy Corporation in the roles of Chairman and Chief Executive Officer and Chairman, President and Chief Executive Officer since 2009. Mr. Bonavia has served on several public and private sector boards, including the Midcontinent Independent System Operator (MISO).

Mr. Bonavia previously served as a director of Fortis from May 2015 to February 8, 2016 following the announcement of the ITC acquisition. He resigned from the board to remain in compliance with the rules of another entity of which he was a director.

Mr. Bonavia graduated from Drake University with a Bachelor of Arts and from the University of Miami with a Juris Doctorate. He also attended the Advanced Management Program at Harvard Business School.

2017 Board and committee attendance

New nominee	n/a

Fortis securities held (as at March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	–	–	If elected, will have until May 2023 to meet the guideline
2017	–	3,419	$146,470	
Change	–	(3,419)	($146,470)	

Other unrelated public company directorships during the last five years

–

Lawrence T. Borgard



Naples, Florida, USA

Corporate director

Director since
May 2017

Age 56

Independent

Skills and experience
- Capital markets
- Utility/Energy
- Executive compensation
- Mergers and acquisitions
- Environmental and social responsibility

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys' six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

	Joined
Board	May 2017
Audit committee	May 2017

2017 Voting results

	2017 Board and committee attendance		
99.68% votes *for*	Board of directors	10 of 10 [1]	100%
0.32% votes *withheld*	Audit	4 of 4 [2]	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	2,011	$86,553	Has until
2017	–	–	–	May 2022 to meet
Change	–	2,011	$86,553	the guideline

Other unrelated public company directorships during the last five years

–

(1) Mr. Borgard has attended all board meetings since joining the board in May 2017.
(2) Mr. Borgard has attended all committee meetings since joining the committee in May 2017.

Maura J. Clark



New York, New York, USA

Corporate director

Director since
May 2015

Age 59

Independent

Skills and experience
- Financial expert
- Capital markets
- Utility/Energy
- Governance and risk management
- International business
- Legal/Regulatory
- Mergers and acquisitions

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark's prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen's University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

	Joined
Board	May 2015
Audit committee	May 2015
Governance and nominating committee	May 2016

2017 Voting results	**2017 Board and committee attendance**		
99.72% votes *for*	Board of directors	10 of 10	100%
0.28% votes *withheld*	Audit	7 of 7	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	7,760	$333,990	Has until May 2020 to meet the guideline
2017	–	4,862	$208,288	
Change	–	2,898	$125,702	

Other unrelated public company directorships during the last five years

Nutrien Ltd. (formerly Agrium Inc.) (Audit Committee (Chair), Human Resources and Compensation Committee)

Elizabeth Arden, Inc. (former director and member of Audit Committee (Chair) and Nominating and Corporate Governance Committee)

Margarita K. Dilley



Washington, D.C., USA

Corporate director

Director since
May 2016

Age 60

Independent

Skills and experience
- Financial expert
- Capital markets
- Utility/Energy
- Governance and risk management
- International business
- Mergers and acquisitions
- Technology/ Cybersecurity

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley's prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

	Joined
Board	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2017 Voting results **2017 Board and committee attendance**

99.72%	votes *for*	Board of directors	10 of 10	100%
0.28%	votes *withheld*	Audit	7 of 7	100%
		Human resources	2 of 2 [1]	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	5,530	$238,011	Has until May 2021 to meet the guideline
2017	–	2,712	$116,182	
Change	–	2,818	$121,829	

Other unrelated public company directorships during the last five years
–

(1) Ms. Dilley has attended all committee meetings since joining the committee in May 2017.

Julie A. Dobson



Potomac, Maryland, USA

Corporate director

New nominee

Age 61

Independent

Skills and experience
- Capital markets
- Utility/Energy
- Executive compensation
- Governance and risk management
- International business
- Mergers and acquisitions
- Technology/ Cybersecurity

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Ms. Dobson is currently a director of Safeguard Scientifics, Inc., a capital provider to technology driven businesses. She is a former director of PNM Resources, an electric and gas utility in New Mexico and Texas, and American Water Works Company, the largest investor-owned water utility in the United States.

2017 Board and committee attendance

New nominee	n/a

Fortis securities held (as at March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	–	–	If elected, will have until May 2023 to meet the guideline

Other unrelated public company directorships during the last five years

Safeguard Scientifics, Inc. (Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)

American Water Works Company (former director and member of Audit Committee (Chair) and Nominating and Governance Committee)

RadioShack Corporation (former director and member of Compensation Committee (Chair))

PNM Resources, Inc. (former director, former Lead Director and member of Audit Committee and Compensation Committee)

Ida J. Goodreau



**Vancouver,
British Columbia,
Canada**

Corporate director

Director since
May 2009

Age 66

Independent

Skills and experience
- Utility/Energy
- Executive compensation
- Governance and risk management
- International business
- Environmental and social responsibility

Ms. Goodreau is past President and Chief Executive Officer of LifeLabs. Prior to joining LifeLabs in March 2009, Ms. Goodreau served as President and Chief Executive Officer of the Vancouver Coastal Health Authority from 2002. She has held senior leadership roles in several Canadian and international pulp and paper and natural gas companies.

Ms. Goodreau graduated from the University of Windsor with a Bachelor of Commerce, Honours, and an MBA, and from the University of Western Ontario with a Bachelor of Arts (English and Economics).

Ms. Goodreau has served as a director of FortisBC Energy and FortisBC since November 2002 and has served as Chair of those boards since April 2017.

	Joined
Board	May 2009
Human resources committee	May 2009 (Chair, September 2016)
Governance and nominating committee	May 2015

2017 Voting results	**2017 Board and committee attendance**		
99.56% votes *for*	Board of directors	10 of 10	100%
0.44% votes *withheld*	Human resources (Chair)	5 of 5	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	–	32,472	$1,397,595	yes (7.2x)
2017	–	28,684	$1,228,823	
Change	–	3,788	$168,772	

Other unrelated public company directorships during the last five years
–

Barry V. Perry



St. John's, Newfoundland and Labrador, Canada

President and Chief Executive Officer, Fortis Inc.

Director since January 2015

Age 53

Not independent

Skills and experience
- Financial expert
- Capital markets
- Utility/Energy
- Executive compensation
- Governance and risk management
- International business
- Mergers and acquisitions
- Environmental and social responsibility

Mr. Perry is President and Chief Executive Officer of Fortis. Prior to his current position at Fortis, Mr. Perry served as President from June 30, 2014 to December 31, 2014 and prior to that served as Vice President, Finance and Chief Financial Officer since 2004. Mr. Perry joined the Fortis organization in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power.

He graduated from Memorial University with a Bachelor of Commerce and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

Mr. Perry serves as a director of Fortis utility subsidiaries FortisBC Energy, FortisBC, UNS Energy and ITC.

	Joined
Board	January 2015

2017 Voting results	**2017 Board and committee attendance**		
99.75% votes *for*	Board of directors	10 of 10	100%
0.25% votes *withheld*			

Fortis securities held (as at March 17, 2017 and March 16, 2018)[1]

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets executive share ownership target
2018	300,914	–	$12,951,339	yes (10.8x)
2017	245,223	–	$10,505,353	
Change	55,691	–	$2,445,986	

Other unrelated public company directorships during the last five years

–

(1) Options are granted to Mr. Perry as part of his compensation as President and Chief Executive Officer of Fortis (see page 72). Mr. Perry does not receive director compensation as a member of the Fortis board.

Joseph L. Welch



Longboat Key, Florida, USA

Corporate director

Director since
May 2017

Age 69

Not independent

Skills and experience
- Capital markets
- Utility/Energy
- Public policy and government relations
- Executive compensation
- Governance and risk management
- Mergers and acquisitions
- Technology/ Cybersecurity

Mr. Welch serves as Chairman of the Board of ITC. He retired as President and Chief Executive Officer of ITC, effective October 31, 2016 following its acquisition by Fortis.

He began his career in the utility business in 1971, established ITCTransmission in Michigan as a stand-alone entity from its parent corporation in 2003, and subsequently led ITC's growth into the largest independent electric transmission company in the United States.

Mr. Welch graduated from the University of Kansas with a Bachelor of Science (Electrical Engineering). He is a licensed professional engineer in the state of Michigan.

Mr. Welch does not serve on any Fortis committees because he is not considered independent at this time. Mr. Welch has served as Chairman of the Board of ITC since 2008.

	Joined
Board	May 2017

2017 Voting results	**2017 Board and committee attendance**		
99.75% votes *for*	Board of directors	10 of 10	100%
0.25% votes *withheld*			

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	1,712,392	2,011	$73,787,905	yes (339.4x)
2017	1,712,392	–	$73,358,873	
Change	–	2,011	$429,032	

Other unrelated public company directorships during the last five years

–

Jo Mark Zurel



St. John's, Newfoundland and Labrador, Canada

President, Stonebridge Capital Inc.

Director since
May 2016

Age 54

Independent

Skills and experience
- Financial expert
- Capital markets
- Executive compensation
- Governance and risk management
- International business
- Mergers and acquisitions

Mr. Zurel is President of Stonebridge Capital Inc., a private investment company, and a corporate director. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel has served on several private and public sector boards, including Major Drilling Group International Inc., the Canada Pension Plan Investment Board and Fronteer Gold Inc. He also serves on the boards of a private company and several not-for-profit organizations.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

	Joined
Board	May 2016
Audit committee	May 2017
Human resources committee	May 2016

2017 Voting results	**2017 Board and committee attendance**		
99.73% votes *for*	Board of directors	10 of 10	100%
0.27% votes *withheld*	Audit	4 of 4 [1]	100%
	Human resources	5 of 5	100%

Fortis securities held (as at March 17, 2017 and March 16, 2018)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2018	9,949	4,782	$634,022	yes (3.3x)
2017	9,949	1,991	$511,509	
Change	–	2,791	$122,513	

Other unrelated public company directorships during the last five years

Highland Copper Company Inc. (Audit Committee (Chair), Human Resources Committee (Chair))

Major Drilling Group International Inc. (Audit Committee, Human Resources Committee (Chair))

(1) Mr. Zurel has attended all committee meetings since joining the committee in May 2017.

Additional information about the directors

2017 Meeting attendance

We expect directors to attend all of the regularly scheduled board and committee meetings and the annual meeting of shareholders, and ideally any special meetings. Directors can attend by teleconference if they are unable to attend in person.

The table below is a summary of the 2017 meeting attendance.

	Number of meetings	Overall meeting attendance
Board	10	100%
Audit committee	7	100%
Human resources committee	5	100%
Governance and nominating committee	5	100%
Total number of meetings held	**27**	**100%**

The next table summarizes the number of board and committee meetings attended by each non-executive director in 2017. You can see each director's individual attendance record in the profiles beginning on page 13.

	Board meetings		Committee meetings		Total board and committee meetings	
Tracey C. Ball	10 of 10	100%	11 of 11	100%	21 of 21	100%
Pierre J. Blouin	10 of 10	100%	10 of 10	100%	20 of 20	100%
Lawrence T. Borgard	10 of 10	100%	4 of 4	100%	14 of 14	100%
Maura J. Clark	10 of 10	100%	12 of 12	100%	22 of 22	100%
Margarita K. Dilley	10 of 10	100%	9 of 9	100%	19 of 19	100%
Ida J. Goodreau	10 of 10	100%	10 of 10	100%	20 of 20	100%
Douglas J. Haughey	10 of 10	100%	17 of 17	100%	27 of 27	100%
Joseph L. Welch	10 of 10	100%	–	–	10 of 10	100%
Jo Mark Zurel	10 of 10	100%	9 of 9	100%	19 of 19	100%
Directors not standing for re-election						
R. Harry McWatters	10 of 10	100%	5 of 5	100%	15 of 15	100%
Ronald D. Munkley	10 of 10	100%	10 of 10	100%	20 of 20	100%

2017 Director compensation

	Fees earned [1]	Share-based awards (DSUs) [2]	All other compensation [3]	Total
Tracey C. Ball	$119,632	$120,000	$99,610 (includes FortisAlberta)	**$339,242**
Pierre J. Blouin	$105,000	$120,000	$13,406	**$238,406**
Lawrence T. Borgard	$100,310	$60,000	$824	**$161,134**
Peter E. Case [4]	$46,124	$60,000	$35,696	**$141,820**
Maura J. Clark	$140,249	$120,000	$9,602	**$269,851**
Margarita K. Dilley	$143,836	$120,000	$109,980 (includes CH Energy Group)	**$373,816**
Ida J. Goodreau	$120,000	$120,000	$144,741 (includes FortisBC)	**$384,741**
Douglas J. Haughey	$220,000	$185,000	$36,115	**$441,115**
R. Harry McWatters	$97,500	$120,000	$55,775	**$273,275**
Ronald D. Munkley	$120,000	$120,000	$34,075	**$274,075**
David G. Norris [4]	$42,255	$60,000	$57,921	**$160,176**
Joseph L. Welch	$92,518	$60,000	$195,614 (includes ITC Holdings)	**$348,132**
Jo Mark Zurel	$102,000	$120,000	$4,915	**$226,915**
Total	**$1,449,424**	**$1,385,000**	**$798,274**	**$3,632,698**

(1) Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers and meeting fees, where applicable. Mr. Borgard, Ms. Clark, Ms. Dilley and Mr. Welch are U.S. residents and their cash fees are paid in U.S. dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.2986.

(2) Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issue.

(3) Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

(4) Mr. Case and Mr. Norris both retired from the board on May 4, 2017.

We credit DSUs on the first day of each calendar quarter during the year, by dividing one fourth of the director's retainer by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date, and are reinvested in additional DSUs.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2017.

(as at December 31, 2017)	Number of shares or units that have not vested [1][2]	Market or payout value of share-based awards that have not vested [2][3]	Market or payout value of vested share-based awards not paid out or distributed
Tracey C. Ball	12,539	$578,173	–
Pierre J. Blouin	9,423	$434,495	–
Lawrence T. Borgard	1,339	$61,741	
Peter E. Case [4]	–	–	$740,665
Maura J. Clark	7,031	$324,199	–
Margarita K. Dilley	4,822	$222,342	–
Ida J. Goodreau	31,494	$1,452,188	–
Douglas J. Haughey	24,245	$1,117,937	–
R. Harry McWatters	36,076	$1,663,464	–
Ronald D. Munkley	22,425	$1,034,017	–
David G. Norris [4]	–	–	$641,482
Joseph L. Welch	1,339	$61,741	
Jo Mark Zurel	4,082	$188,221	–
Total	**154,815**	**$7,138,518**	**$1,382,147**

(1) We have not granted stock options or option-based awards to directors since 2006. As of December 31, 2017, only Mr. Perry holds Fortis stock options, granted as part of his executive compensation (see page 83).

(2) DSUs vest immediately when the director retires from the board and are redeemed for cash.

(3) Calculated by multiplying the number of share-based awards that have not vested by $46.11, the closing price of our common shares on the TSX on December 31, 2017.

(4) Mr. Case and Mr. Norris both retired from the board on May 4, 2017. Vested DSUs will be paid out to each individual on or before December 15, 2018.

Board committees

Audit committee

Tracey C. Ball (Chair) [1]
Lawrence T. Borgard [2]
Maura J. Clark
Margarita K. Dilley
Douglas J. Haughey
Jo Mark Zurel [2]

100% independent

All of the members of the audit committee bring significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has also determined that Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel are financial experts and has designated Ms. Ball and Ms. Clark as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the *U.S. Securities Act*.

The audit committee assists the board in overseeing the audit function, enterprise risk management, financial reporting, internal controls and finance matters generally.

The committee is responsible for:
- overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting
- overseeing compliance with related legal and regulatory requirements
- reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance
- overseeing the rotation of the audit partner(s), and the independent auditor as necessary
- reviewing earnings and dividend guidance and other financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally
- overseeing the appropriateness of material financing
- overseeing our enterprise risk management program and our insurance program.

It is also responsible for administration of the following Fortis policies, all of which were updated in 2017:
- hiring from independent auditing firms
- internal audit function
- pre-approval policy for independent auditor services (new name)
- reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy)
- derivative instruments and hedging policy
- disclosure policy (together with the governance and nominating committee).

You can read more about the audit committee and its mandate in our 2017 annual information form on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). A complete copy of the audit committee mandate is available on our website (www.fortisinc.com).

(1) appointed as chair of the audit committee following the annual meeting on May 4, 2017

(2) appointed to the committee following the annual meeting on May 4, 2017

Meetings can be called by the committee chair, two committee members or the external auditors. The committee met seven times in 2017. It meets separately with internal audit and the external auditors, and it also sets aside time at each regularly scheduled committee meeting to meet without management present.

Additional information about the composition and oversight of the audit committee can be found on page 33 of our annual information form dated February 14, 2018.

Human resources committee

Ida. J. Goodreau (Chair)
Pierre J. Blouin
Margarita K. Dilley [1]
Douglas J. Haughey
Ronald D. Munkley
Jo Mark Zurel

100% independent

All members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:
- recommending to the board the appointment of executive officers
- ongoing evaluation of the CEO
- human resources planning, including the development and succession of senior management (see page 34)
- the compensation and benefits program for senior management.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Korn Ferry has been engaged to provide job evaluation services and market compensation data, and Willis Towers Watson has been engaged periodically to provide benchmarking and strategic compensation research and analysis. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:
- executive compensation policy
- statement of investment policy and principles
- diversity policy (together with the governance and nominating committee).

It also oversees and administers our five employee compensation plans: annual incentive plan, performance share unit plan, restricted share unit plan, 2012 stock option plan and the employee share purchase plan. You can read about these plans beginning on page 60.

You can find a complete copy of the committee mandate on our website (www.fortisinc.com).

(1) appointed to the committee following the annual meeting on May 4, 2017

Meetings can be called by the committee chair or two committee members. The committee met five times in 2017 and set aside time at each regularly scheduled meeting to meet without management present.

Governance and nominating committee

Ronald D. Munkley (Chair)
Tracey C. Ball [1]
Pierre J. Blouin
Maura J. Clark
Ida J. Goodreau
Douglas J. Haughey
R. Harry McWatters

100% independent

The members of the corporate governance and nominating committee bring a mix of governance experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The corporate governance and nominating committee assists the board in overseeing our governance structure and practices and the nomination, assessment and compensation of directors.

The committee is responsible for:
- developing and recommending an approach on corporate governance issues to the board
- reviewing programs designed to promote corporate citizenship and environmental and social responsibility
- proposing new director candidates for nomination to the board
- advising the board on committee membership, the appointment of committee chairs and board chair succession planning (see pages 31 and 41)
- maintaining a comprehensive orientation and continuing education program for directors
- the size and composition of the board, including competencies and skills, level of diversity and renewal mechanisms
- carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 40)
- approving any engagement of an outside expert, or experts, by the committee or any director at our expense
- reviewing director compensation and making recommendations to the board
- overseeing our cybersecurity program.

The committee reviews all policies and recommends any changes or additions to the board. It is responsible for direct oversight and administration of the following Fortis policies, all of which were updated in 2017:
- anti-corruption policy (new)
- board-shareholder engagement policy (new)
- code of business conduct and ethics
- director governance guidelines
- diversity policy (together with the human resources committee)
- insider trading policy
- disclosure policy (together with the audit committee)
- majority voting policy
- privacy policy.

You can find a complete copy of the committee mandate on our website (www.fortisinc.com).

(1) appointed to the committee following the annual meeting on May 4, 2017

Meetings can be called by the committee chair or two committee members. The committee met five times in 2017 and set aside time at each regularly scheduled meeting to meet without management present.

2. GOVERNANCE

Our governance policies and practices

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Our governance practices comply with the corporate governance guidelines in *National Policy 58-201* and our voluntary adoption of several standards set out under Rule 303 of the SEC and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards generally include the subsidiary's CEO for operating expertise, one or more directors or officers of Fortis and one other CEO from a Fortis operating subsidiary. This structure ensures that subsidiary boards exercise effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Board composition	✓ Appropriate size (12 directors, assuming all nominees are elected) ✓ Majority of directors are independent (83% or 10 of 12 directors) ✓ Diversity policy to ensure all aspects of diversity are considered ✓ Skills matrix to manage the mix of skills and experience
Independence	✓ Independent Chair of the Board for strong leadership ✓ Separate Chairman and CEO positions to ensure accountability ✓ All three board committees are 100% independent ✓ In camera sessions of independent directors
Compensation	✓ Annual advisory vote on executive pay ✓ Benchmarking to ensure competitiveness ✓ Compensation clawback policy to mitigate risk ✓ Share ownership requirements for directors and executives ✓ Board discretion to adjust calculated incentive awards ✓ No dual-class shares
Director elections	✓ Directors elected annually ✓ Directors elected individually, not by slate ✓ Majority voting policy to ensure directors receive shareholder support
Ethics and education	✓ Code of business conduct and ethics and robust governance policies ✓ Board education program for ongoing development ✓ Annual board assessment process to ensure board effectiveness

You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing strong leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three are made up of independent and unrelated directors. The Chair of the board is a member of each committee as a good governance practice. Each committee elects its chair, and the position generally rotates every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

External advice
Fortis pays the cost of any independent external advisors retained by the board.

The mandates and governance policies were reviewed and amended in 2017 as part of our biennial review process. Changes to committee mandates are approved by the governance and nominating committee and the board. The committee reports in this circular set out the governance policies under their respective areas of responsibility.

Each committee meets without management present at every regularly scheduled meeting. Mr. Perry is invited to attend committee meetings and only attends in his capacity as President and Chief Executive Officer of Fortis. We do not have an executive committee of the board. In 2017 the board and each committee met without management present at each regularly scheduled meeting.

You can read more about the board committees beginning on page 27.

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 12 nominated directors for election at the annual meeting.

The board has determined that 10 of the 12 nominated directors are independent and meet the definition in *National Instrument 52-110 – Audit Committees* and the independence requirements set out in Sections 303A.02 and 303A.07 of the *New York Stock Exchange Listed Company Manual*.

Mr. Perry is not independent because he is our President and Chief Executive Officer. Mr. Welch is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

The board meets without its non-independent directors at each regularly scheduled meeting.

Most of our significant operating subsidiaries (including FortisBC Energy, FortisBC, FortisAlberta, ITC, Newfoundland Power, Caribbean Utilities and TEP) are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established or made arrangements for audit and human resources committees in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each subsidiary also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements, and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and nominating committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

This year's 12 nominated directors represent three broad age groups, varying tenure on the board, Canadian and U.S. residency and an increased representation of women – 42% compared to 33% in 2017.

Ms. Dobson is seeking election for the first time and Mr. Bonavia is seeking re-election to the board as he served as a director from May 2015 to February 2016.

A diverse board



AGE
8%
66-72
33%
< 60
59%
60-65
TENURE
17%
9-12 years
8%
4-8 years
75%
< 4 years
RESIDENCY
50%
Canada
50%
U.S.
GENDER
42%
women
58%
men

* assuming all nominated directors are elected at the annual meeting

Skills and experience

The image below gives a snapshot of the skills and experience of the proposed board. We use the matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis' size and geographic footprint.

In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business practice and conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

Skills and experience	Tracey C. Ball	Pierre J. Blouin	Paul J. Bonavia	Lawrence T. Borgard	Maura J. Clark	Margarita K. Dilley	Julie A. Dobson	Ida J. Goodreau	Douglas J. Haughey (Chair)	Barry V. Perry	Joseph L. Welch	Jo Mark Zurel
Financial expert — meets the criteria of audit committee financial expert set by the SEC, including being able to read and understand financial statements similar in breadth and complexity to the financial statements of Fortis	●				●	●				●		●
Capital markets — has led or overseen a broad range of domestic or international transactions and understands the relationships between issuers, underwriters and market participants	●	●	●	●	●	●	●			●	●	●
Utility/Energy — has been a senior executive of a public utility or energy company		●	●	●	●	●	●	●	●	●	●	
Public policy and government relations — has handled complex problems with governments or shaped governmental policy		●	●								●	
Executive compensation — has studied executive compensation structures and has overseen the executive compensation function of a large organization		●	●	●			●	●	●	●	●	●
Governance and risk management — has overseen governance, enterprise risk management and compliance processes of a publicly traded company	●	●	●		●	●	●	●	●	●	●	●
International business — has experience managing a business across multiple countries				●		●	●	●		●		●
Legal/Regulatory — has led or overseen complex legal or regulatory matters	●	●	●		●							
Mergers and acquisitions — has led complex M&A transactions		●	●	●	●	●			●	●	●	●
Technology/Cybersecurity — has led or overseen complex technological systems or cybersecurity related functions		●			●	●					●	
Environmental and social responsibility — has led or overseen significant corporate social responsibility initiatives, including broad environmental leadership		●	●	●				●		●		

Board diversity

We adopted a diversity policy in 2015 that sets out our principles and objectives for diversity on our board. This policy was further amended in 2017.

The governance and nominating committee considers all aspects of diversity, including experience, gender, ethnicity, geographic representation, ability and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity. In 2017 we amended our diversity policy and committed to having a board where at least one-third of the board's independent directors are represented by each gender – a level we currently meet and will exceed if all nominated directors are elected.

The governance and nominating committee is responsible for reviewing the board's diversity on a regular basis.

We believe this year's nominated directors reflect a diverse group of talented individuals. Five of the 12 nominees are female, representing 42%, an increase of 9% from 2017.



Role and responsibilities

The board is responsible for ensuring effective leadership, and for providing oversight in several key areas, including strategy, leadership and succession planning, risk management and corporate governance.

Strategy

The board oversees our strategic planning process and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy and progress, and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, external speakers are occasionally also invited to provide views on trends and issues that may have an impact on our strategy and risk profile.

The session facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy also aligns with shareholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions.

Mr. Perry was appointed President and Chief Executive Officer on January 1, 2015 following a formal process undertaken by the human resources committee.

We have since implemented a talent management program across Fortis to enhance our ability to identify, develop, evaluate and promote individuals who may be candidates for executive positions in the future. The program also supports the ongoing work in succession planning by the human resources committee and the board. A number of executive appointments and subsequent seamless transition to new roles in 2017 are a result of this collective work. The appointment of Gary Smith as Executive Vice President, Eastern Canadian and Caribbean Operations (previously President and Chief Executive Officer of Newfoundland Power), as part of Earl Ludlow's planned retirement at the end of 2017, and Phonse Delaney as Executive Vice President, Chief Information Officer (previously President and Chief Executive Officer of FortisAlberta) are changes that resulted from the leadership succession plan.

Leadership diversity

We recognize the value of having a diverse leadership team.

The human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when identifying and evaluating potential candidates for executive leadership positions. We look first at individuals in the organization (including our subsidiaries) and consider diversity, as well as other factors like competencies, mobility, merit, experience and qualifications. The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions. Our goal is to find the candidate with the best mix of qualifications and attributes for the job, and the board does consider diversity to ensure that a representative list of females is included in the group of prospective candidates. In addition, our corporate-wide talent management program encourages advancement of female leaders within Fortis and our subsidiaries.

At the end of 2017, women represented 23% of the executive leadership team. The table below shows the number of women in leadership positions at the end of 2017, compared to three years ago.



Women currently represent 23% of the executive leadership team, including Nora Duke, one of our named executives.

23% women

77% men

(as at December 31)	2017	2014
President and Chief Executive Officer, executive vice presidents and vice presidents	3 of 13 / 23%	0 of 6 / 0%

Risk management and governance

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management structure in place relative to its risk profile so we can achieve our strategy and objectives. This includes an increased focus on environmental, social and governance risk to ensure proper oversight and good governance generally.

The board oversees our enterprise risk management program (ERM). As part of ERM, senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business. ERM at the subsidiary level is overseen by each subsidiary's board, most of which are comprised of a majority of independent directors. Material risks identified at the subsidiaries are communicated to Fortis management and form part of the Fortis ERM.

Every year the board evaluates the identified categories of risk. Specific risks and related mitigation strategies are evaluated, documented and reviewed, and the board receives updates on enterprise risk throughout the year.

Fortis launches industry forum
In June 2017, we hosted the first Fortis Energy Exchange in partnership with the Canadian Electricity Association, bringing together senior executives from the electricity utility industry throughout North America, as well as government and industry officials.

The forum provided a unique opportunity to discuss clean energy, technology and security, cross-jurisdictional energy transportation, integrated resource management and the vision for the future of the electricity utility sector.

In 2017 the board paid particular attention to the integration of ITC, our capital projects and our focus areas for growth as well as the disruptive threats facing the utility industry, including those arising from advancement in technology and changes to the regulatory framework. The board also focused on changes in government policies, particularly those relating to the environment and U.S. tax reform, and the impact of currency fluctuations on our business. You can find a more comprehensive discussion of risk management in our 2017 MD&A, beginning on page 46 of our 2017 annual report. The annual report is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Environmental and sustainability oversight
We believe responsible environmental and sustainability management is good for our business and our customers. As a leader in the North American utility industry, we are focused on operating our energy networks in a sustainable manner, helping our customers reduce their consumption and become more energy efficient, and achieving our goal of delivering safe, reliable and affordable energy over the long term.

Our environmental footprint is relatively small compared to our peers given that we are primarily a transmission and distribution company. This does not lessen our commitment to conducting business in an environmentally responsible way, and to using sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

We are focused on four areas for a cleaner energy future:
1. A core strategy focused on transmission and distribution
2. A shift away from coal generation
3. A shift to lower carbon resources and renewables
4. A five-year capital investment plan that helps the grid to deliver cleaner energy.

You can read about our progress in each of these areas and on specific performance indicators in our most recent environmental report (dated December 2017), which is available on our website (www.fortisinc.com). We use the environmental report to measure performance, identify trends in environmental data and demonstrate how we consider the environment in our business strategies.

Board oversight
Our governance and nominating committee is responsible for overseeing our governance structure and practices. This includes reviewing programs designed to promote corporate citizenship and environmental and social responsibility.

Focus on technology
Recognizing that cybersecurity has emerged as the first and primary concern associated with the rapid advancement of the internet and information technology, in May 2017 the board announced the appointment of a Chief Information Officer for Fortis. Reporting directly to the President and Chief Executive Officer, Phonse Delaney is accountable for corporate technology strategy, including cybersecurity.

Elevating our focus on sustainability
In 2017 we demonstrated our commitment to responsible environmental and sustainable management in several ways. We:
- enhanced our communication of environmental stewardship and priorities
- produced an Integrated Resource Plan at TEP
- implemented a board-shareholder engagement policy and held our first engagement meeting with institutional shareholders to proactively discuss environmental, social and governance practices and risk.

We also announced a new executive role in 2017. Nora Duke, one of our named executives, was appointed Executive Vice President, Sustainability and Chief Human Resource Officer, to focus on enterprise-wide sustainability and stewardship priorities.

Involvement at all levels

Fortis and its subsidiaries share a commitment to the environment in our operations. Each operating subsidiary has a comprehensive environmental management system with the majority having environmental management systems that are ISO 14001 compliant.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate. We regularly monitor and review environmental management systems and protocols, strive for continual performance improvement and regularly set and review environmental objectives, targets and programs.

Each of our operating utilities has an environmental management system or comprehensive set of environmental protocols that outline their commitments to conduct business in a safe and environmentally responsible manner.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease greenhouse gas (GHG) emissions and increase renewable energy sources.

Stewardship in action
We produced our first annual environmental report in 2016 and in 2017 we produced two reports which brought Fortis up to date in environmental disclosure. These reports discuss our commitment to environmental sustainability and initiatives currently underway at our subsidiaries to mitigate our environmental impact, with a particular focus on GHG emissions.

You can access our environmental reports on our website (www.fortisinc.com).

Demonstrating our commitment to sustainability and the environment

Investing in clean energy
We continually seek opportunities to expand our clean energy offerings. Solar energy opportunities are a priority at our utilities, particularly in Arizona and the Caribbean. TEP significantly expanded its solar resources in 2016 with a 21-MW expansion of its largest community-scale solar resource, the 35-MW Avalon Solar array, and in May 2017 announced plans to buy solar energy from a new 100-MW solar array expected to be in service by 2019. TEP anticipates adding 800 MW of renewable capacity by the end of 2030, boosting its total green energy portfolio to approximately 1,200 MW.

Fortis utilities continue to assess other clean energy options, including wind energy production as part of our overall resource management plans. Our utility, ITC, has 6,424 MW of wind energy production capacity connected to the company's systems in Iowa, Minnesota, Michigan, Kansas and Oklahoma with an additional 1,986 MW planned. At Maritime Electric on Prince Edward Island, approximately 23% of electricity comes from local wind farms – a level unmatched in any other Canadian province.

FortisOntario is working on a project that will install approximately 1,800 km of new transmission line to connect First Nation communities to the electricity grid for the first time. Wataynikaneyap Power, which translates to "line that brings light", will develop and operate new transmission facilities for the remote communities, replacing diesel plant systems, reducing GHG emissions and bringing reliable, cleaner energy to meet the everyday needs of the communities.

Meeting social change through technological innovation
Through our investment in Energy Impact Partners, a collaborative strategic private equity firm, we are investing in innovative and emerging technologies, products and services to drive smart energy use and enhance service to customers. These companies are the building blocks for a clean, digital and transformed future for the energy industry with technological innovation in cybersecurity, energy storage, micro grids, electric vehicles and community solar energy, among other things.

Acting responsibly
After Hurricane Irma made landfall on Turks and Caicos in September 2017, our emergency response team was the first to land in Providenciales after the "All-Clear" was given by the Government of Turks and Caicos. Initial efforts focused on energizing critical infrastructure such as water treatment plants, hospitals, airports and emergency response organizations, as well as ensuring the safety of roadways and thoroughfares. The team worked safely and efficiently, rebuilt and restored many kilometres of transmission, distribution and service lines, and replaced approximately 1,500 utility poles. The team completed the effort and restored electricity to all FortisTCI customers within 60 days, and included approximately 250 employees and contract personnel from Fortis utilities throughout the United States, Canada and the Caribbean.

Corporate environmental statement

Fortis is committed to conducting business in an environmentally responsible manner. We use sound environmental judgment in our decision making, planning and operations to meet the existing and future energy needs of our customers.

Fortis and its subsidiaries endeavour to:
- meet and comply with applicable laws, legislation, policies, regulations and accepted environmental standards
- manage activities consistent with industry practice and in support of the environmental policies of all levels of government
- identify and manage risks to prevent or reduce adverse consequences from operations, including preventing pollution and conserving natural resources
- regularly conduct environmental monitoring and audits of environmental management systems and protocols and strive for continual improvement in environmental performance
- regularly set and review environmental objectives, targets and programs
- communicate openly with stakeholders, including making available the applicable environmental policy and knowledge of environmental issues to customers, employees, contractors and the general public
- support and participate in community-based projects that focus on the environment
- provide training for employees and those working on our behalf to enable them to fulfill their duties in an environmentally responsible manner
- work with industry associations, government and other stakeholders to establish appropriate environmental standards
- seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:
- an annual cash retainer
- an annual equity retainer (granted as DSUs)
- meeting fees.

Benchmarking

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The board approved an increase in the director and board chair retainers for 2017 to put director fees at the median of the comparator group. The table below shows the 2017 director fee schedule compared to the two previous years. The fee schedule will remain the same for 2018. Directors who are U.S. residents are paid in U.S. dollars for the cash component of their retainer and fees. Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs.

The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive meeting fees. Mr. Perry does not receive director compensation from Fortis because he is compensated in his role as President and Chief Executive Officer.

	2017	2016	2015
Board chair cash retainer	$220,000	$205,000	$190,000
Board chair equity retainer (received as DSUs)	$185,000	$155,000	$140,000
Director cash retainer	$75,000	$60,000	$55,000
Director equity retainer (received as DSUs)	$120,000	$105,000	$100,000
Committee retainers			
Audit committee chair	$20,000	$20,000	$20,000
Governance and nominating committee chair	$15,000	$15,000	$15,000
Human resources committee chair	$15,000	$15,000	$15,000
Board and committee meeting fee (cash)	$1,500	$1,500	$1,500

In 2016 the committee engaged Willis Towers Watson to assess our director compensation against the same comparator group of 36 publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives. Willis Towers Watson concluded that our director compensation was below the median of the comparator group and recommended adjustments over three years to bring our levels to the median of the market. Towers Watson (as it was then known) prepared a similar review in 2014.

We stopped granting stock options to non-executive directors in 2006. Directors also do not participate in our incentive plans or pension plans.

About DSUs

We introduced a deferred share unit plan for directors in 2004 as a vehicle to receive part of their compensation in DSUs rather than cash.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement. We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average price of our common shares traded on the TSX for the five trading days ending on the redemption date.

Director share ownership
We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 43).

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2017 no directors elected to receive optional DSUs in lieu of their annual cash board retainer.

The table shows the directors' 2017 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

	2017 total compensation	% received as DSUs (excludes reinvested dividends)	Breakdown of % received as DSUs	
			Equity grant	Optional DSUs
Tracey C. Ball	**$339,242**	35%	100%	0%
Pierre J. Blouin	**$238,406**	50%	100%	0%
Lawrence T. Borgard	**$161,134**	37%	100%	0%
Peter E. Case	**$141,820**	42%	100%	0%
Maura J. Clark	**$269,851**	44%	100%	0%
Margarita K. Dilley	**$373,816**	32%	100%	0%
Ida J. Goodreau	**$384,741**	31%	100%	0%
Douglas J. Haughey	**$441,115**	42%	100%	0%
R. Harry McWatters	**$273,275**	44%	100%	0%
Ronald D. Munkley	**$274,075**	44%	100%	0%
David G. Norris	**$160,176**	37%	100%	0%
Joseph L. Welch	**$348,132**	17%	100%	0%
Jo Mark Zurel	**$226,915**	53%	100%	0%
Total	**$3,632,698**			

On January 1, 2018, we granted 1,005 DSUs to the Chair of the board and 652 DSUs to each non-management director at a price of $46.01, the volume weighted average trading price of our common shares on the TSX for the previous five days. The grants represented the directors' equity retainers for the first quarter of 2018.

We amended our DSU plan as of February 14, 2018 to provide for DSUs of U.S. resident directors to be paid out in U.S. dollars in the future.

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process helps the governance and nominating committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board's succession plan and recruiting potential director candidates.

The governance and nominating committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process.

The annual assessment has four components:


Comprehensive director survey
+
Director self-evaluation
+
One-on-one meeting with the Chair of the board
+
Board meeting without the Chair present

Each director completes a comprehensive survey and rates the effectiveness of:
- the board and each committee of which they are a member
- the Chair of the board
- the board and committee processes
- the board's relationship with management

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board (see the skills matrix on page 33).

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and nominating committee prepares a summary of the results and presents it to the governance and nominating committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and nominating committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and nominating committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair meets with the Chair to provide feedback.

Board succession

The governance and nominating committee oversees the director recruitment and nomination process to fill vacancies on the board and plan for projected retirements as directors near the retirement age or term limit.

The committee uses the skills matrix, our diversity criteria and any emerging skills or experience the board identifies as important criteria for the search process.

In 2014, 2016 and 2017, the committee engaged SpencerStuart to help identify potential director candidates.

We also look at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of six of our current nominees.

Director candidates are first considered by the governance and nominating committee and following the recommendation of the governance and nominating committee, potential nominees meet the board before being nominated as directors.

In 2017 the board adopted a guideline for rotation of the committee chairs every four years as a good governance practice.

Communicating with the board

The board believes in the importance of open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation every year as a way to engage regularly with shareholders on this important matter. Last year representatives of the board also met with shareholder representatives to discuss corporate governance matters generally and our governance structure and commitment to strong corporate governance.

In 2017 the board adopted a board-shareholder engagement policy to further its commitment to transparency and to facilitate communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

Shareholders, employees and others can communicate directly with the board by contacting the Chair of the board:

Chair of the board   Tel: 709.737.2800
Fortis Inc.   Fax: 709.737.5307
Fortis Place, Suite 1100   Email: dhaughey@fortisinc.com
5 Springdale Street
PO Box 8837
St. John's, NL A1B 3T2
Canada

The Chair will always try to respond in a timely manner with support from the Corporate Secretary. The Chair will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

Serving as a director

The chair of the governance and nominating committee and the Chair of the board meet with potential director candidates to discuss the specific responsibilities of serving on our board, the nature of the board committees and potential appointment to serving on those committees, the expected workload and the necessary time commitments. This ensures the potential nominees understand our expectations and will carry out their responsibilities professionally and act in our best interest.

Integrity

We are committed to the highest standards of ethical business practice and conduct. We expect our directors to act honestly and ethically, and to always comply with our policies, act in our best interests and avoid any conflicts of interest.

Our code of business conduct and ethics applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. The code was updated effective January 1, 2018 and is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders.

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best effort to attend them. Directors can participate by teleconference if they cannot attend in person.

Share ownership

We require our directors to be Fortis shareholders so they have a vested interest in our future success.

Directors must own three times their annual retainer in Fortis equity within five years of joining the board. In 2016 we adjusted the timeframe to five years from four to align with market practice. Directors can count common shares and/or DSUs toward meeting the guideline. Some of our newer directors – Mr. Blouin, Mr. Borgard, Ms. Clark and Ms. Dilley – are building their equity ownership as shown on page 43. Ms. Dobson is a first-time nominee and Mr. Bonavia served as a director of Fortis from May 2015 to February 2016. Mr. Bonavia and Ms. Dobson will have until 2023 to satisfy the requirement.

The table below shows each director's equity ownership as at March 16, 2018 and their holdings for the previous year. It does not include Mr. Perry because he is required to meet our share ownership requirements for executives (see page 53).

| | Equity ownership March 16, 2018 | | Equity ownership March 17, 2017 | | Net change | | Market value March 16, 2018 [1] | Multiple of 2017 annual retainer | Year to meet share ownership requirement |
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs			
Tracey C. Ball	4,950	13,325	4,950	10,227	–	3,098	$786,556	4.0x	–
Pierre J. Blouin	2,380	10,177	2,380	7,192	–	2,985	$540,453	2.8x	2020
Paul J. Bonavia [2]	–	–	–	3,419	–	(3,419)	–	–	2023
Lawrence T. Borgard [3]	–	2,011	–	–	–	2,011	$86,553	0.4x	2022
Maura J. Clark	–	7,760	–	4,862	–	2,898	$333,990	1.5x	2020
Margarita K. Dilley	–	5,530	–	2,712	–	2,818	$238,011	1.1x	2021
Julie A. Dobson [2]	–	–	–	–	–	–	–	–	2023
Ida J. Goodreau	–	32,472	–	28,684	–	3,788	$1,397,595	7.2x	–
Douglas J. Haughey	10,000	25,506	10,000	20,550	–	4,956	$1,528,178	3.8x	–
R. Harry McWatters	1,100	37,100	1,100	33,146	–	3,954	$1,644,128	8.4x	–
Ronald D. Munkley	12,000	23,311	12,000	19,853	–	3,458	$1,519,785	7.8x	–
Joseph L. Welch [3] [4]	1,712,392	2,011	1,712,392	–	–	2,011	$73,787,905	339.4x	2022
Jo Mark Zurel	9,949	4,782	9,949	1,991	–	2,791	$634,022	3.3x	2021

(1) Based on $43.04, the closing price of our common shares on the TSX on March 16, 2018.
(2) Ms. Dobson is a first-time nominee to the board and Mr. Bonavia served as a director of Fortis from May 2015 to February 2016.
(3) Mr. Borgard and Mr. Welch were elected as directors on May 4, 2017.
(4) As part of the merger agreement between Fortis and ITC, Fortis agreed to nominate Mr. Welch as a director of Fortis for the two annual meetings following the closing of the acquisition.

Serving on other boards

As board and committee service requires significant time and attention in order for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and nominating committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board's approval.

Board interlocks

We do not currently have any directors who serve together on another public company board, other than a subsidiary of Fortis.

You can read about the other directorships and committee memberships of our director nominees in the profiles starting on page 13.

Director development

The governance and nominating committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 12 and skills matrix on page 33).

Orientation

New directors can access the director's manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Directors attend an orientation session with senior management to review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities. All members of the board are invited to attend.

Continuing education

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and ongoing distribution of relevant information. Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

The chair of the governance and nominating committee works with senior management and the Chair of the board to discuss continuing education topics. In 2017 directors received several presentations and updates on a broad range of topics. The board also participated in the annual group-wide strategic planning meeting, which featured presentations from external consultants and senior management at Fortis and its subsidiaries on a variety of topics.

Highlights of the 2017 program are set out in the table below:

Date	Location	Topic	Attendees	
February 14, 2017	St. John's, NL	Presentation on board portal and communication	All directors	
May 2, 2017	St. John's, NL	Director orientation (open to new and returning directors)	T. Ball L. Borgard M. Dilley I. Goodreau	D. Haughey H. McWatters R. Munkley J. Welch
May 3, 2017	St. John's, NL	Presentation on shareholder activism	All directors	
May 3, 2017	St. John's, NL	Presentation on emerging technologies	All directors	
May 3, 2017	St. John's, NL	Presentation on the Federal Energy Regulatory Commission	All directors	
July 27, 2017	Surrey, BC	Tour of FortisBC Gas Control Centre	T. Ball P. Blouin L. Borgard M. Clark M. Dilley	I. Goodreau D. Haughey R. Munkley B. Perry J. Zurel
September 26, 2017	Novi, MI	Tour of ITC Wixom Substation and Control Centre	All directors	
November 20, 2017	Poughkeepsie, NY	Tour of facilities of Central Hudson and meeting with Central Hudson management to discuss the business	T. Ball L. Borgard M. Clark M. Dilley I. Goodreau	D. Haughey H. McWatters R. Munkley B. Perry J. Zurel
December 7, 2017	New York, NY	Presentation on corporate governance developments	All directors	

Tenure and term limits

We limit the term directors can serve on our board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election (unless the board determines otherwise in exceptional circumstances) until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. The board reviewed the director tenure policy in 2015, and decided to extend the age limit from 70 to 72 years, consistent with the median of TSX 60 companies with a similar policy.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

3. EXECUTIVE COMPENSATION

This next section discusses executive compensation at Fortis and the decisions about executive pay for 2017.

We begin with a message from the chair of the human resources committee. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

LETTER FROM THE CHAIR OF THE HUMAN RESOURCES COMMITTEE

Dear shareholders,

One of the main tasks of the human resources committee is to ensure that Fortis has a sound compensation policy – that executive pay is fair, linked to performance and aligns with shareholder interests.

In 2017 total shareholder return (TSR) was 15.3%, one of the highest results for an energy infrastructure company in Canada. Strong results demonstrate the benefit of the acquisition of ITC and reflect the impact of the rate case settlement at TEP, our largest utility in Arizona. Adjusted earnings per share reached $2.53, up 9.5% from 2016 representing one of the highest year over year growth rates in our sector. Fortis has been positioned to enhance value for shareholders by implementing its $14.5 billion five-year capital plan and capturing additional opportunities within the company's existing service territories.

Corporate performance, which accounts for the majority of an executive's annual incentive, was assessed at a factor of 194.1%. This reflects adjusted earnings per share that exceeded target and achieved the maximum payout, a safety score that was also better than target, and solid results for our other operational measures.

The following incentive awards were approved by the board:

	2017 annual incentive	% of target
Barry V. Perry	$2,446,000	185%
Karl W. Smith	$919,000	185%
Earl A. Ludlow [1]	$378,000	100%
Nora M. Duke	$627,000	195%
James P. Laurito [2]	$837,600	185%

(1) Mr. Ludlow's annual incentive was set in accordance with his retirement arrangements discussed on page 67.
(2) Mr. Laurito's annual incentive was converted from U.S. to Canadian dollars using the 2017 average exchange rate of US$1.00 = $1.2986.

Medium and long-term incentive awards were awarded in accordance with the executive compensation policy in early 2017, and allocated 75% to performance share units (PSUs) and 25% to stock options (except for Mr. Laurito who receives 100% performance share units). The 2017 PSU awards will vest at the end of three years based on performance against two equally weighted measures: relative TSR and cumulative earnings per common share (see pages 69 and 70 to read more about the 2017 grants).

The 2014 PSU awards vested on January 1, 2017 and paid out at 112.8% of the grant value based on Fortis' relative performance on three metrics against the performance peer group: compound annual growth rate for earnings per common share and for property, plant and equipment, and relative TSR.

Target setting that aligns management performance with shareholder expectations is a primary objective of our executive compensation strategy. Looking forward to 2018, growth at some of our larger utilities is expected to be muted due to the regulatory constructs in those jurisdictions, in particular the formulaic rate-setting and true-up approach at ITC and the historical test year used to set rates in Arizona (you can read more about regulation in our 2017 annual report, which is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov)). The committee has established challenging targets for 2018 in order for management to achieve a high level of performance to receive target payouts under our annual incentive and PSU plans.

Compensation governance

Shareholders will have another opportunity to have their say on executive pay at this year's annual shareholder meeting. We hold the advisory vote every year to receive ongoing shareholder feedback on this important issue. Last year 97.51% of the votes cast were in favour of our approach to executive compensation.

We continually review executive compensation at Fortis and keep abreast of market practices as part of good compensation governance. In 2016 the committee carried out its biennial compensation review – a more comprehensive look at the overall program, compensation mix and policies to make sure the compensation structure and approach are sound. We engaged our external consultants (Korn Ferry and Willis Towers Watson) to assist in the effort.

The committee made changes to executive compensation based on the 2016 review:
- the compensation comparator group was revised to reflect the increased size of Fortis and the weightings for the Canadian and U.S. peer groups are now weighted 50/50 to reflect the company's increased presence in the United States (see pages 56 and 57)
- the at-risk component of total direct compensation was increased in 2017 by varying degrees depending on role to align more closely with the median of the market (see pages 51 and 57)
- the formulaic performance factors under the incentive plans are now capped at a maximum of 200%, up from 150% in 2016, to align with market practice. The maximum opportunity under the incentive plans, including any use of discretion by the board, remains unchanged at 200% (see page 52 and the discussion about the incentive plans beginning on page 60).

The realignment of compensation to the market median following the 2016 acquisition of ITC has impacted the year-over-year compensation of our named executives. Total pay for the five most senior executives has increased accordingly, and reflects an increase in the at-risk component of compensation to be consistent with the market. Fortis' compensation program continues to align with performance and shareholder value.

You can read about the 2016 biennial review on page 51 and the compensation program generally beginning on page 55. We plan to conduct the next biennial review in 2018.

Compensation risk assessment

We are also committed to assessing and managing risk in our compensation policies and practices. In 2016 the committee engaged Korn Ferry to conduct a risk assessment of the executive compensation program at Fortis. The assessment concluded that our executive pay programs utilize good policies and practices, and do not promote significant risk-taking. The assessment awarded a top score for Fortis, which places Fortis in the top decile of all corporations assessed by Korn Ferry.

Leadership succession

Working with the board and management, we announced a number of changes to the leadership team in 2017 as part of our ongoing succession planning and to support Fortis' strategy:
- Phonse Delaney in a newly created position as Executive Vice President, Chief Information Officer (previously President and Chief Executive Officer of FortisAlberta)
- Gary Smith as Executive Vice President, Eastern Canadian and Caribbean Operations (previously President and Chief Executive Officer of Newfoundland Power), as part of Earl Ludlow's planned retirement at the end of 2017 (Mr. Ludlow served as Operational Advisor to the CEO from June 1, 2017 to December 31, 2017)
- Nora Duke as Executive Vice President, Sustainability and Chief Human Resource Officer (previously Executive Vice President, Corporate Services and Chief Human Resource Officer)
- David Hutchens as Executive Vice President, Western Utility Operations, in an expanded role effective January 1, 2018 that includes oversight of FortisBC and FortisAlberta operations in addition to his position as President and Chief Executive Officer of UNS Energy in Arizona.

These leadership changes and orderly transition to the new roles are the outcome of a strong talent management program that has been implemented across Fortis.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 49 before you vote your shares. Details about the 2017 compensation decisions for the named executives begin on page 59.

We look forward to seeing you at the shareholder meeting on May 3, 2018 and receiving your feedback.

Sincerely,

Ida J. Goodreau
Chair, Human resources committee

Our 2017 named executives



Barry V. Perry | President and Chief Executive Officer (President & CEO)
Mr. Perry's career with the Fortis Group spans nearly 20 years. Mr. Perry was appointed President on June 30, 2014 and Chief Executive Officer, effective January 1, 2015. He was previously Vice President, Finance and Chief Financial Officer, and joined the Fortis Group in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the boards of FortisBC Energy, FortisBC, UNS Energy and ITC. Mr. Perry is Chair of the Edison Electric Institute's (EEI) International Programs Trans-Atlantic Regional Advisory Committee and Co-Chair of EEI's CEO Policy Committee on Energy Delivery. He also serves on the Advisory Board of Canada's Top 40 Under 40.



Karl W. Smith | Executive Vice President, Chief Financial Officer (EVP, CFO)
Mr. Smith's career with the Fortis Group spans nearly 30 years. He served as President and Chief Executive Officer of FortisAlberta from 2007 to 2014, President and Chief Executive Officer of Newfoundland Power from 2004 through 2007, and as Vice President, Finance and Chief Financial Officer of Fortis from 1999 to 2003. He earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. Mr. Smith is chair of the Memorial University of Newfoundland Faculty of Business Administration's Advisory Board, and serves on the boards of the Atlantic Provinces Economic Council and Junior Achievement of Newfoundland and Labrador. Mr. Smith is past Chair of the Canadian Electricity Association, the Atlantic Provinces Economic Council, the Board of Governors of Mount Royal University and the board of Junior Achievement of Southern Alberta. He is also past Treasurer of the Western Energy Institute. Mr. Smith serves on the boards of UNS Energy, FortisBC Energy and FortisBC.



Earl A. Ludlow | Executive Vice President, Eastern Canadian and Caribbean Operations (EVP, Eastern Canada and Caribbean)
Mr. Ludlow's career with the Fortis Group spanned nearly 40 years. He served as Executive Vice President, Eastern Canadian and Caribbean Operations from August 1, 2014 to May 31, 2017 and Operational Advisor to the CEO from June 1, 2017 until his retirement on December 31, 2017. Mr. Ludlow has also served as President and Chief Executive Officer of Newfoundland Power, President and Chief Executive Officer of Fortis Properties, Senior Vice President of FortisBC and and Vice President of Operations of FortisAlberta. Mr. Ludlow earned a Bachelor of Engineering (Electrical) and Master of Business Administration from Memorial University of Newfoundland. He is a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, a fellow of the Canadian Academy of Engineering and a member of the Order of Newfoundland and Labrador. In 2017 he served on the boards of Newfoundland Power, Maritime Electric, FortisOntario and Caribbean Utilities. Mr. Ludlow is past Chair of Commissionaires Newfoundland and Labrador, and has an extensive career as a community volunteer.



Nora M. Duke | Executive Vice President, Sustainability and Chief Human Resource Officer (EVP, Sustainability and CHRO)
Ms. Duke's career with the Fortis Group spans 31 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and Master of Business Administration from Memorial University of Newfoundland. Ms. Duke serves on the board of Central Hudson, CH Energy Group and FortisAlberta. She serves on the boards of Slate Office REIT and Memorial University's Genesis Group. Ms. Duke is past Chair of IHG Canada Owners' Committee, the Newfoundland and Labrador Employers' Council and Memorial University's Genesis Centre Selection Board and past director of the Hotel Association of Canada, Destination Canada and the Health Care Foundation of St. John's.



James P. Laurito | Executive Vice President, Business Development (EVP, Business Development)
Mr. Laurito has continued to serve as President and Chief Executive Officer of CH Energy Group since his appointment as an officer of Fortis Inc. in April 2016. Prior to serving as President and Chief Executive Officer of CH Energy Group, Mr. Laurito served as President and Chief Executive Officer of Central Hudson, Fortis' first U.S. utility. He joined Central Hudson in January 2010 as President. Mr. Laurito previously served as President and Chief Executive Officer of both New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the boards of Central Hudson, CH Energy Group, ITC and Belize Electricity Limited. He also serves on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. Mr. Laurito is past Chair of the Northeast Gas Association.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Our compensation strategy is designed to support our vision: to be a leader in the North American utility industry.

We make sure pay is competitive, so we can attract and retain top talent and reward our executives for performance and their contribution.

Our executive compensation policy is designed to deliver strong business performance and is underpinned by six core elements:
1. Pay competitively, around the median of our North American peers
2. Align the interests of executives and shareholders
3. Base executive pay on corporate and individual performance
4. Balance executive compensation for short-term, medium-term and long-term results
5. Mitigate potential compensation risk
6. Keep the program simple to communicate and easy to administer.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee
The committee is made up of six qualified directors each with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Skills and experience	I.J. Goodreau (Chair)	P.J. Blouin	M. K. Dilley	D.J. Haughey	R.D. Munkley	J.M. Zurel	
Utility/Energy experience	✓	✓	✓	✓	✓		Average committee tenure: **4.5 years**
Human resources or compensation experience (including compensation committees of other public companies or organizations)	✓	✓	✓	✓	✓	✓	
Governance and risk management	✓	✓	✓	✓	✓	✓	
Senior executive experience	✓	✓	✓	✓	✓	✓	

Independent advice

The committee uses three advisors to receive third party advice and special expertise to help it carry out its duties:

Korn Ferry	Mercer	Willis Towers Watson
• provides Fortis with job evaluation services and market compensation data from its national database • conducted follow-up benchmarking research and analysis arising from the 2016 biennial compensation review • completed a review of organizational structure in 2016 • conducted an assessment of executive compensation risk in 2016 • has served as an advisor to Fortis since 1987	• retained to provide general pension consulting and actuarial advice to Fortis including plans relating to the named executives • has served as an advisor to Fortis since 1987	• retained to provide benchmarking research and analysis for select roles • conducted the review of plan design and peer group selection as part of the 2016 biennial compensation review • has served as an advisor to Fortis since 2014

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees	
	2017	**2016**	**2017**	**2016**
Korn Ferry Job evaluation, compensation data, consulting, biennial executive compensation review and organizational structure review	$61,288	$191,196	$9,265	$114,625
Willis Towers Watson Executive compensation and biennial executive compensation review	$1,701	$191,600	$38,325	$49,975
Mercer Pension consulting	$114,039	$144,925	–	–

In 2016 the human resources committee engaged Willis Towers Watson and Korn Ferry as part of its biennial compensation review. The review was completed in two phases, as discussed on page 51. Korn Ferry was also engaged to conduct a review of executive compensation risk.

The committee acts in Fortis' best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management's approval to use the external consultants for any services. The committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve services to be provided to a subsidiary as long as the work is consistent with the broad parameters of our policy on engaging consultants. In 2017 our subsidiaries engaged all three advisors and paid a total of $84,217 to Korn Ferry, $490,487 to Mercer and $1,175,662 to Willis Towers Watson for services such as pension, actuarial and non-executive compensation consulting.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The committee uses a six-point plan to manage compensation risk on behalf of the board:



Formal reviews 1
+
Equity-based compensation 2
+
Incentive plan design 3
+
Share ownership guidelines 4
+
Governance policies 5
+
Use of discretion 6

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning consistent with our compensation philosophy. In addition, the committee conducts a more comprehensive review biennially to make sure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

- updating benchmarking of our pay levels
- determining incentive compensation for the prior year
- setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual and PSU incentive plans in the context of challenges, opportunities and risks expected during the relevant period.

Biennial review

The biennial process is broader and typically reviews:

- a relative valuation of roles
- an assessment of any newly established executive positions
- comparator group for relevance and appropriateness
- compensation mix
- annual and long-term incentive plan designs and performance measurement
- compensation risk
- other policies and provisions.

In 2016 the human resources committee engaged Korn Ferry and Willis Towers Watson to help with its biennial review. The review was completed in two phases. The first phase was conducted by Willis Towers Watson and focused primarily on our compensation philosophy and comparator groups, incentive plan design and shareholder engagement. The second phase was conducted by Korn Ferry and focused on benchmarking analysis and review.

Based on the findings of the review, we modified our executive compensation program for 2017 to include:

- changes to our compensation comparator group to better reflect the size and scope of Fortis as a result of the completion of the ITC acquisition in 2016 and our expanded presence in the United States
- changes to the representation and weighting of U.S. companies in the peer group to 50% from 33% to reflect the size of our U.S. utility business
- changes to certain aspects of incentive plan design, such as an increase in the formulaic maximum payout levels to 200% for exceptional performance, to align more closely with market practice.

Re-aligning our executive compensation program to the median of the market resulted in higher compensation for our named executives in 2017. The increase in compensation was most notably in the at-risk compensation, including the annual incentive, PSUs and stock options.

In 2016 Korn Ferry also completed an executive compensation risk assessment. They concluded that appropriate measures were in place to mitigate executive compensation risk, and that our compensation program and practices do not promote significant risks that are likely to have a material adverse effect on Fortis or its

subsidiaries. Korn Ferry performed an analysis against its internal assessment model and determined that Fortis was in the top decile for its executive compensation risk structure. The next executive compensation risk assessment will coincide with the biennial compensation review planned for 2018.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs and stock options. These vest over the medium and long term to align more closely with shareholder interests and to mitigate risk.

3. Incentive plan design

Our incentive plans cover different performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

- The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets align with our business plan. The human resources committee compares actual performance against the annual objectives when determining the annual incentive awards. We must achieve a minimum level of performance, otherwise the payout is zero. Effective January 1, 2017, the formulaic maximum payout has been increased from 150% to 200% to align with market practice. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if we meet corporate performance thresholds, or increase an annual bonus during a period of exceptional challenges or opportunities. The maximum opportunity under the annual incentive plans, including any use of discretion by the board, remains unchanged at 200%.

- The medium-term incentive, granted as PSUs to the named executives, links pay directly to performance against predetermined cumulative earnings per common share and TSR relative to our peers. We must achieve a minimum level of performance, otherwise the performance factor is zero. Consistent with the change to the annual incentive, effective January 1, 2017, the formulaic maximum payout is capped at 200%, up from the previous limit of 150%. The committee can cancel the payout if our long-term credit rating is below the median of our peer group at the end of the three-year performance period.

- Stock options are awarded to the Canadian-resident named executives and other members of senior management to motivate and retain senior talent, and reward significant performance achievements. The size of the award is based on a target incentive, established by executive level and based on competitive positioning with the market.

The committee may perform appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 60.

4. Share ownership guidelines

We require our executives to own equity in Fortis to ensure they have a vested interest in our future success and to align their interests with those of our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our employee share purchase plan, and restricted share units (RSUs) they may hold. Share ownership guidelines increase by level and executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives currently meet their share ownership requirement, except Mr. Laurito who was appointed an officer of Fortis on April 1, 2016 and has until December 31, 2021 to meet the share ownership requirements. We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

The table below shows the share ownership details provided by each named executive as at March 16, 2018. We used their annual base salary at December 31, 2017 and $43.04, the closing price of our common shares on the TSX on March 16, 2018, to determine compliance as of the date of this circular. Mr. Laurito was granted RSUs while he was President and Chief Executive Officer of Central Hudson. Mr. Ludlow is not included in the table because he retired from Fortis on December 31, 2017.

	Share ownership guideline (as a multiple of base salary)	Number of shares owned	Number of RSUs owned	Total market value	Meets requirement/ ownership (as a multiple of base salary)
Barry Perry President & CEO	5x	300,914	–	$12,951,339	yes (10.8x)
Karl Smith EVP, CFO	3x	123,620	–	$5,320,605	yes (8.6x)
Nora Duke EVP, Sustainability and CHRO	3x	102,633	–	$4,417,324	yes (8.3x)
James Laurito EVP, Business Development	3x	1,983	8,891	$468,017	Has until December 2021 to meet the requirement

An executive who does not comply with the policy may not be eligible for grants of medium and long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the committee chair and discuss the possibility of an alternative plan that balances the goals of the policy and the executive's circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2017.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities. In addition, executive officers are prohibited from pledging their shares as security or receiving a loan from Fortis for the purchase of shares, unless otherwise approved by the EVP, CFO or Corporate Secretary. No exceptions were granted in 2017.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. If a director or officer wants to buy or sell Fortis securities, they must first pre-clear it with the EVP, CFO or Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of the Corporation paid or awarded to an executive officer and any profits realized from the sale of Fortis securities, if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement or fraud, gross negligence or intentional misconduct by executives of Fortis or a subsidiary. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and operational results, circumstances that may have influenced individual and/or corporate performance, and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%. You can read more about the incentive plans beginning on page 60.

Compensation design and decision-making

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe it must also be transparent and easy to administer.

Compensation structure

We structure compensation in four categories, to reward executive officers for performance over different time horizons: short term, medium term, long term and full career. This positions us to ensure executives are focused on short and long-term objectives.

As a result of the 2016 biennial review, we increased the emphasis on longer-term performance based on measures more aligned with shareholder interests and market practice.

President and Chief Executive Officer



5%
full career performance

41%
current year performance

54%
medium and long-term performance

Other named executives



7%
full career performance

51%
current year performance

42%
medium and long-term performance

Compensation element	Description	Objectives
Current-year performance		
Annual base salary	Fixed level of compensation, competitive with the market	• Attract and retain highly qualified executives • Motivate strong business performance
Annual incentive (at risk)	Cash bonus based on corporate and individual performance against pre-determined targets	• Align executive and shareholder interests • Motivate strong business performance
Medium-term performance (3 years)		
Performance share units (PSUs) (at risk)	Equity-based incentive for strong future performance Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period	• Align executive and shareholder interests by tying incentive compensation to the value of our common shares • Encourage sustained longer-term business performance • Balance compensation for short and longer-term results
Restricted share units (RSUs) (at risk)	Equity-based incentive granted to lower level executives (not normally granted to named executives) Vest at the end of three years, paid out in cash based on our share price Earn additional units as dividend equivalents for dividends paid on our common shares during the period	• Align executive and shareholder interests by tying incentive compensation to the value of our common shares • Encourages sustained, medium-term growth

Long-term performance (up to 10 years)

Stock options (at risk)	Equity-based incentive Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years	• Attract and retain highly qualified executives • Encourage strong longer-term business performance

Full-career performance

Employee share purchase plan	Employee plan that encourages share ownership Named executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares	• Align executive and shareholder interests by encouraging share ownership • Attract and retain highly qualified executives
Self-directed Registered Retirement Savings Plan (RRSP)	Retirement savings plan, Fortis makes matching contributions for the named executives (except for Ms. Duke and Mr. Laurito)	• Attract and retain highly qualified executives
Defined contribution supplemental employee retirement plan (DC SERP)	Supplemental retirement plan to assist the named executives and others that qualify. Paid in a lump sum or in equal payments over a period of up to 15 years post-retirement	• Attract and retain highly qualified executives
Deferred supplemental retirement plan (only Mr. Laurito)	Supplemental annual retirement credit deposited in a deferred compensation sub account	• Attract and retain highly qualified executives
Defined benefit registered pension plan (DB RPP) (only Ms. Duke)	Legacy defined benefit plan that is closed to new members	• Retain highly qualified executives
401(k) plan (only Mr. Laurito)	401(k) plan that offers a company matching contribution and profit sharing plan	• Retain highly qualified executives

Compensation decision-making

Benchmarking

We benchmark our compensation levels to make sure we pay competitively. We target executive compensation at the median of the market. Korn Ferry provides comparative analysis of pay levels and practices of companies in our compensation peer group, and provides recommendations based on pay competitiveness, emerging trends and best practices. The committee reviews the information and recommends any compensation adjustments to the board.

As a result of the 2016 biennial review, we revised the compensation comparator group for our named executives for 2017 to reflect our increased size and scope following the 2016 acquisition of ITC. The 2017 comparator group is made up of 33 similarly sized companies: 17 Canadian industrial companies and 16 U.S. utility companies. We now weight the two groups equally. The weighting of the U.S. utility companies was increased to 50% from 33% to reflect the size of our U.S. utility business. We continue to treat the U.S. dollar compensation values at par for benchmarking purposes.

Canadian industrial companies (50% weighting)		U.S. utility companies (50% weighting)	
Agrium Inc.	Finning International Inc.	Ameren Corp.	FirstEnergy Corp.
ATCO Ltd./Canadian Utilities Ltd.	Goldcorp Inc.	CenterPoint Energy Inc.	NiSource Inc.
Barrick Gold Corporation	Husky Energy Inc.	CMS Energy Corp.	PPL Corp.
Canadian National Railway Co.	Hydro One Ltd.	Consolidated Edison Inc.	Public Service Enterprise Group Inc.
Canadian Natural Resources Inc.	PotashCorp of Saskatchewan	DTE Energy Company	SCANA Corp.
Canadian Pacific Railway Ltd.	Inc.	Edison International	Sempra Energy
Cenovus Energy Inc.	SNC-Lavalin Group Inc.	Entergy Corporation	WEC Energy Group Inc.
Emera Inc.	Teck Resources Ltd.	Eversource Energy	Xcel Energy
Enbridge Inc.	TransCanada Corp.		

For other Fortis executives, in 2017 we started using a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the Willis Towers Watson U.S. energy services executive compensation survey. Similar to our benchmarking for named executive compensation, we treat the U.S. dollar compensation at par for benchmarking purposes.

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for medium and long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

Following the completion of the 2016 biennial review, the at-risk component of total direct compensation was increased in 2017 to align with the market. The graph to the right shows the 2017 compensation mix for each named executive.



Setting performance targets

After the board approves the business plan, corporate, subsidiary and individual performance objectives are set for the annual incentive.

The President and Chief Executive Officer proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan, without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. Acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. The President and Chief Executive Officer submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Corporate performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes the performance targets for the PSU plan based on the business plan and long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate, subsidiary and individual performance against the pre-determined annual incentive targets and objectives.

It reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. Based on this information, the committee recommends the annual incentive awards to the board.

The committee makes recommendations to the board about the payout of PSU awards that have vested as well as any salary adjustments for the named executives. The committee also recommends grants of medium and long-term incentive awards. Previous grants are not directly taken into account when granting annual PSUs, RSUs and stock options.

Using discretion
As discussed on page 54, both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards. You can read more about the use of discretion under each incentive plan beginning on page 60.

2017 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links to our overall corporate strategy and rewards for individual and corporate performance.

A significant portion is at risk to align executive and shareholder interests. At-risk pay is highest for the President & CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities. We focused on six strategic initiatives in 2017:
- execute the capital expenditure plan
- integrate and achieve growth in ITC transmission
- deliver cleaner energy
- enhance customer and regulatory relationships
- unlock liquefied natural gas (LNG) value
- pursue energy infrastructure in and near existing service territories.

As noted earlier in the circular, 2017 was a strong year for Fortis. The alignment of shareholder value and executive compensation is discussed under *Share performance and cost of management* beginning on page 78.

The table below shows the breakdown of 2017 total direct compensation for the named executives. The 2017 annual incentive for Mr. Ludlow was not at risk as the amount was set at 100% achievement in consideration of his planned retirement on December 31, 2017. Note that the value of the PSUs and stock options is not guaranteed. You can read more about the incentive plans beginning on page 60.

	Base salary	Annual incentive	Performance share units	Stock options	Total	At-risk portion
Barry Perry President & CEO	$1,200,000	$2,446,000	$3,600,000	$1,200,000	**$8,446,000**	86%
Karl Smith EVP, CFO	$620,000	$919,000	$1,023,000	$341,000	**$2,903,000**	79%
Earl Ludlow EVP, Eastern Canada and Caribbean	$540,000	$378,000 [1]	$607,500	$202,500	**$1,728,000**	47%
Nora Duke EVP, Sustainability and CHRO	$535,000	$627,000	$642,000	$214,000	**$2,018,000**	74%
James Laurito EVP, Business Development	$753,188 [2]	$837,600 [2]	$1,247,325 [3]	–	**$2,838,113**	74%

(1) Mr. Ludlow's annual incentive was set in accordance with his retirement arrangements described on page 67.
(2) Mr. Laurito's salary and annual incentive were converted from U.S. dollars to Canadian dollars using the 2017 average exchange rate of US$1.00 = $1.2986.
(3) The value of Mr. Laurito's PSUs granted on January 1, 2017 by CH Energy Group has been converted from U.S. dollars to Canadian dollars using the January 1, 2017 exchange rate of US$1.00 = $1.3441.

Salary

Salaries for the named executives increased an average of 5.4% for 2017 to align more closely with the market median of the compensation comparator group (see page 57). Salary adjustments usually go into effect on January 1.

See the summary compensation table on page 81 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose
Motivate executives to achieve strong business performance and align executive and shareholder interests

Who participates
All executives

Form
Cash, after deducting withholding taxes
Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount
Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

2017 target awards increased for Mr. Perry (from 100% to 110%) and Mr. Smith (from 70% to 80%) to align more closely with our peers as identified in the biennial compensation review. Mr. Ludlow's award is also based on the performance of certain subsidiaries in his role as EVP, Eastern Canada and Caribbean until May 31, 2017. See page 67 for details of Mr. Ludlow's annual incentive award.

	Annual incentive target	Performance mix			
	(as % of salary)	Corporate	Subsidiary	Individual	Total
Barry Perry President & CEO	110%	80%		20%	100%
Karl Smith EVP, CFO	80%	80%		20%	100%
Earl Ludlow EVP, Eastern Canada and Caribbean	70%	40%	40%	20%	100%
Nora Duke EVP, Sustainability and CHRO	60%	80%		20%	100%
James Laurito EVP, Business Development	60%	80%		20%	100%

Linking pay to performance
The board determines the actual amount based on the recommendation of the human resources committee:
- generally no awards are granted if corporate performance is below threshold performance
- if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met
- beginning in 2017 the award is capped at 200% of target. The board continues to have discretion to increase the overall award to a maximum of 200% to recognize exceptional performance.
- all circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS, as reviewed by the audit committee and recommended by the human resources committee.

2017 annual incentive performance summary

	Salary	x	Annual incentive target (% of salary)	x	[Corporate performance factor [1] (0 to 200%) x weighting	+	Subsidiary performance factor (0 to 200%) x weighting	+	Individual performance factor [2] (0 to 200%) x weighting]	=	Calculated 2017 annual incentive (0 to 200% of incentive target)	Compared to target
Barry Perry	$1,200,000		110.0%		155.3%				30.0%		**$2,446,000**	185.3%
Karl Smith	$620,000		80.0%		155.3%				30.0%		**$919,000**	185.3%
Earl Ludlow [3]	$540,000		70.0%		40.0%		40.0%		20.0%		**$378,000**	100.0%
Nora Duke	$535,000		60.0%		155.3%				40.0%		**$627,000**	195.3%
James Laurito [4]	$753,000		60.0%		155.3%				30.0%		**$836,000**	185.3%

(1) 2017 corporate performance factor was assessed at 194.1%.
(2) Individual performance was assessed at 150% for Mr. Perry, Mr. Smith and Mr. Laurito, 100% for Mr. Ludlow and 200% for Ms. Duke.
(3) Mr. Ludlow served as EVP, Eastern Canada and Caribbean until May 31, 2017, and then Operational Advisor to the CEO until his retirement on December 31, 2017. See page 67 for details of his 2017 annual incentive award.
(4) Mr. Laurito's annual incentive is paid in U.S. dollars and was converted to Canadian dollars using the 2017 annual average exchange rate of US$1.00 = 1.2986.

2017 annual incentive performance assessment

Financial performance was strong in 2017 with adjusted EPS of $2.53, up substantially from the business plan and up 9.5% from 2016 adjusted EPS of $2.31. The increase was driven by earnings growth at UNS, reflecting the outcome of the TEP rate case settlement and higher retail sales. Also, better-than-expected performance at FortisBC and the non-regulated Aitken Creek natural gas storage facility business contributed to the growth in EPS.

2017 Annual incentive scorecard

1. Corporate performance

Measures results against performance on two key metrics:

- earnings per common share (80% weighting)
- operational performance for safety and reliability (20% weighting)

Earnings per common share (EPS): 80% weighting
-5% to +6%
of target EPS in our annual business plan as approved by the board

Determining the payout
**Adjusted EPS performance
versus adjusted target EPS (80%)**

The table below sets out our 2017 targets for adjusted EPS. The award is capped at 200% of target (see page 52 for details).

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$2.29	$2.41	$2.53	$2.55

The graph to the right shows our 2017 EPS performance of $2.56 against the target, resulting in a payout of 200%.



EPS performance assessment

2017 EPS results

Target EPS	Adjusted target EPS	Reported adjusted EPS	Adjusted EPS for annual incentive	Annual incentive result (% target)
$2.44	$2.41	$2.53	$2.56	200%

Things to note

For the purposes of calculating the EPS component of corporate performance, reported 2017 adjusted EPS of $2.53 was further adjusted as follows:

- exclude unrealized gains on mark-to-market of derivatives at Aitken Creek natural gas storage facility
- include the break fee associated with the termination of the proposed Waneta Dam acquisition and
- include the impact of the settlement of FERC-ordered transmission refunds at UNS Energy.

The above adjustments amount to an increase in earnings per share of $0.03 from reported adjusted EPS of $2.53. This results in an EPS of $2.56 for the purposes of evaluating performance under the annual incentive.

These adjustments were made to ensure our executives were paid for the performance of the business under their reasonable control.

The business plan target EPS was adjusted to reflect an increase to the weighted average number of shares outstanding when an equity issuance was advanced to March 2017. The business plan had assumed the issuance in late 2017.

Operational performance for safety and reliability: 20% weighting
Safety performance is weighted at 10%, electrical system performance at 6% and gas system performance at 4%.

Targets are set considering utility industry standard measures and our performance over the previous three years:

- Safety: All Injury Frequency Rate (known as *total recordable incident rate* in the United States), using an industry standard methodology
- Electrical system reliability:
  - System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4% weighting)
  - Forced, Sustained Line Outages (FSLO) added in 2017 for ITC, using an industry standard methodology (2% weighting)
- Gas system performance: Total Gas Excavation Damage Rate, using an industry standard methodology.

Things to note
We introduced this non-financial metric in 2015 because it is an important measure of operating performance and incorporates our service to customers.

Determining the payout

Safety, SAIDI and Gas system performance

Actual performance vs prior three-year average	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

FLSO

Actual performance vs prior three-year average	Payout
Over 120%	0%
Between 120% and 80%	Interpolated payout between 50% and 200%
Below 80%	200%

The graphs below show our operational results against the targets for the year:


Safety performance
Percentage of target incentive earned
200%
150%
100%
50%
0%
1.39
1.81 (target)
All Injury
Frequency Rate


Electrical system reliability
Percentage of target incentive earned
200%
150%
100%
50%
0%
2.15
2.10 (target)
SAIDI


Electrical system reliability (ITC)
Percentage of target incentive earned
200%
150%
100%
50%
0%
86
95 (target)
FSLO


Gas system performance
Percentage of target incentive earned
200%
150%
100%
50%
0%
6.39
6.76 (target)
Total Gas Excavation
Damage Rate

2017 operational performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
Safety performance				
All Injury Frequency Rate	1.81	1.39	10%	**200%**
Electrical system reliability				
SAIDI	2.10	2.15	4%	**79.4%**
FSLO (ITC)	95	86	2%	**147.4%**
Gas system performance				
Total Gas Excavation Damage Rate	6.76	6.39	4%	**200%**
Total operational result			**20%**	**170.6%**

2017 corporate performance

	Result	Weighting	Performance factor
EPS	200.0%	80%	160.0%
Operational performance	170.6%	20%	34.1%
Total		**100%**	**194.1%**

2017 corporate performance factor: 194.1%

2. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2017 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

Barry Perry, President & CEO
2017 individual performance factor: 150%

Mr. Perry's performance was assessed against his 2017 priorities:

1. Ensure the successful integration of ITC and ensure compliance with shareholders agreement with minority investor	• ITC fully integrated with Fortis in 2017 • Fortis is compliant with shareholders agreement and relationship with GIC is positive and constructive
2. Progress business development activities including electric transmission and natural gas infrastructure opportunities	• Advanced the Tilbury expansion and Woodfibre pipeline project • Achieved significant progress on Wataynikaneyap project
3. Strengthen corporate information technology and environmental functions	• Created Executive Vice President, Chief Information Technology position with the appointment of Phonse Delaney • Issued two environmental reports in 2017 and improved disclosure
4. Advance talent management plan and executive succession and develop new programs to promote diversity	• Filled several leadership roles • Delivered programs to promote diversity, particularly the advancement of women in leadership
5. Continue to enhance investor relations	• Increased analyst interest and coverage, particularly in the United States • Further diversified shareholder base beyond Canada
6. Execute communications strategic plan and establish crisis communications plan	• Executed communications strategic plan with key initiatives completed in 2017 • Developed crisis communications plan

Karl Smith, EVP, CFO
2017 individual performance factor: 150%

Mr. Smith's performance was assessed against his 2017 priorities:

1.	Oversee the SOX compliance project	• Successfully completed SOX compliance project with a clean audit opinion issued
2.	Support integration of ITC in areas of financial reporting, treasury and investor relations	• Completed the seamless integration of these areas in 2017
3.	Expand and enhance our investor relations strategy	• Generated additional analyst interest and coverage • Held high quality investor conferences in the United States, Canada and the United Kingdom • Further diversified shareholder base beyond Canada
4.	Continue to improve our financial reporting, including integration of ITC financial results and segmentation of financial results	• Adapted segmentation of results to reflect ITC by the end of the first quarter • Updated disclosure to reflect our growth and to align with the investor relations strategy
5.	Support the long-term talent management and succession planning for the finance group	• Filled several leadership roles in the finance and investor relations groups and developed succession plans

Nora Duke, EVP, Sustainability and CHRO
2017 individual performance factor: 200%

Ms. Duke's performance was assessed against her 2017 priorities:

1.	Advance talent management strategy to develop enterprise-wide executive talent, promote mobility and encourage diversity with priority on advancement of women in leadership	• Significantly advanced talent management through the execution of various promotions and appointments and expanded process to identify emerging leaders • Hosted highly successful Women's Leadership Forum for approximately 50 executive and emerging leaders
2.	Support integration of ITC in the areas of executive compensation, leadership, talent management, communications and corporate culture	• Advised on and implemented new short and long-term incentive design • Conducted ITC talent management review • Strong engagement with human resource and communications teams on various initiatives
3.	Enhance environmental and sustainability reporting Produce environmental report and enhance environmental and sustainability disclosure Develop framework for objective setting	• Produced two environmental reports in 2017 with expanded disclosure • Established internal cross-functional ESG team • Advanced ESG strategy and reporting
4.	Execute communication strategic plan and lead development and implementation of crisis communications plan	• Completed communication strategic plan • Elevated public presence through execution of various initiatives including Fortis Energy Exchange and Tap Your Potential • Developed crisis communications plan and completed two mock exercises of the plan
5.	Implement changes associated with the biennial executive compensation review and provide support to the human resources committee in all areas of its mandate	• Concluded second phase of biennial review and led implementation of resulting changes including plan and policy amendments • Successfully coordinated all deliverables for human resources committee
6.	Support cybersecurity efforts through introduction of enterprise-wide maturity model and creation of CIO role	• Reviewed approaches to cybersecurity oversight and selected maturity model and selected advisory service • Developed smooth transition for newly appointed CIO

James Laurito, EVP, Business Development
2017 individual performance factor: 150%

Mr. Laurito's performance was assessed against his 2017 priorities:

1.	Support ongoing growth and development initiatives	• Co-led the Wataynikaneyap transmission project negotiations • Provided key support for the ITC Lake Erie Connector Project • Evaluated a number of business development opportunities and supported various business development initiatives
2.	Represent Fortis by building relationships with key stakeholders and identify future utility M&A transactions	• Enhanced various key industry relationships in 2017 • Attended and presented at various industry forums • Actively involved in our investor relations strategy
3.	Assist with the completion of the integration of ITC and act as lead relationship executive with minority investor	• Completed successful Integration • Provided direction to ITC on various corporate initiatives • Collaborated with ITC on business development and operational priorities • Negotiated financial and operational issues with minority investor
4.	Provide oversight of investment in and relationship with Energy Impact Partners (EIP)	• Successfully initiated Fortis' involvement in EIP • Served as a director of certain EIP-associated groups and investment companies
5.	Actively support the talent management process	• Facilitated and supported various promotions to leadership roles • Furthered development within the business development group

---

Earl Ludlow, EVP, Eastern Canada and Caribbean

Mr. Ludlow served as EVP, Eastern Canada and Caribbean from August 1, 2014 to May 31, 2017, and transitioned to the role of Operational Advisor to the CEO on June 1, 2017. He retired from Fortis on December 31, 2017.

Mr. Ludlow's 2017 annual incentive was $378,000, paid at target in recognition of his performance in both roles and his planned retirement at the end of 2017.

Subsidiaries in Mr. Ludlow's areas of responsibility as EVP included Newfoundland Power, Maritime Electric, FortisOntario, Caribbean Utilities, Fortis Turks and Caicos and BECOL.

Mr. Ludlow's individual performance was assessed against his 2017 priorities, which included:
• preparing for the smooth transition of the EVP, Eastern Canada and Caribbean role
• enhancing the role and performance of the Fortis Operating Group
• leading operational targets for safety and reliability
• supporting the formation of the team to lead the Wataynikaneyap project
• supporting growth opportunities at the subsidiary level
• supporting talent management at subsidiaries in support of the corporate talent management plan.

Medium-term incentive

Purpose

Encourage executives to achieve sustained medium-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares.

Who participates

All executives

Form

Performance share units (PSUs)

Restricted share units (RSUs) are awarded to a broad group of Fortis and subsidiary executives, and are not normally granted to the named executives.

Amount

The award is granted annually and the amount is based on competitive positioning and executive level. 2017 target awards were increased in 2017 as a result of the biennial compensation review to align with the market:

	Total target grant value (as % of salary)	Incentive mix	
		PSUs	Stock options
Barry Perry President & CEO	400%	75%	25%
Karl Smith EVP, CFO	220%	75%	25%
Earl Ludlow EVP, Eastern Canada and Caribbean	150%	75%	25%
Nora Duke EVP, Sustainability and CHRO	160%	75%	25%
James Laurito EVP, Business Development	160%	100%	–

(You can read about stock options beginning on page 72).

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established metrics, each weighted at 50%:

- our TSR compared to the TSR of our performance peer group (see page 69)
- our cumulative EPS compared to a target set by the human resources committee with reference to our business plan

Payout

Beginning in 2017 payout ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares.

PSUs cannot be assigned to another person.

Linking pay to performance

The ultimate value of the award is based on our performance against the two metrics and our share price at the end of the three-year performance period. If we do not achieve a minimum level of performance, then the payout for that metric is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year period when determining the payout.

The committee can cancel the payout if our corporate long-term credit rating is below the median corporate long-term credit rating for the performance peer group on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Grant of 2017 PSU awards

	Grant value	Number of PSUs	
Barry Perry	$3,600,000	86,831	The 2017 PSU awards were granted
Karl Smith	$1,023,000	24,675	on January 1, 2017 in accordance
Earl Ludlow	$607,500	14,653	with our executive compensation
Nora Duke	$642,000	15,485	policy (see pages 46 and 49).
James Laurito	$1,247,325	30,085	

We divided the grant value by $41.46, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2016, to calculate the number of PSUs to be awarded. The number of PSUs in the table reflect any adjustments due to rounding.

PSU awards for Mr. Laurito are calculated and awarded in U.S. dollars and converted to Canadian dollars using the January 1, 2017 exchange rate of US$1.00 = $1.3441.

Performance criteria

PSUs granted in 2017 will vest on January 1, 2020 (the third anniversary of the grant date) based on our performance against two pre-established targets, each weighted at 50%:
- our TSR compared to the TSR of our performance peer group
- our cumulative EPS compared to a target set by the human resources committee with reference to our business plan.

The payout multiplier for each metric is zero if we do not achieve threshold performance, and is now capped at 200% for maximum performance. We also increased the TSR performance threshold for maximum payout and set four performance thresholds for cumulative EPS beginning with the 2017 PSU awards (see page 70).

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors.

Alliant Energy	Emera Inc.	Pinnacle West Capital Corp.
Ameren Corp.	Entergy Corp.	PPL Corp.
Atmos Energy Corp.	Eversource	Public SVC Enterprise Group
CMS Energy Corp.	FirstEnergy Corp.	SCANA Corp.
Canadian Utilities Ltd.	Great Plains Energy Inc.	Sempra Energy
CenterPoint Energy Inc.	Hydro One Ltd.	UGI Corp.
Consolidated Edison, Inc.	NiSource Inc.	WEC Energy Group
DTE Energy Co.	OGE Energy Corp.	Xcel Energy Inc.
Edison International		

Companies were approved by the human resources committee in January 2017 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis:

(as at December 31, 2016)	Market capitalization ($M)	Total revenue ($000)	Total assets ($000)	Debt/book capitalization (%)	Dividend yield (%)
Median	$15,588	$8,531,554	$29,281,421	53.20%	3.36%
Average	$18,250	$9,338,829	$36,685,819	56.29%	3.50%
Fortis [(1)]	**$19,348**	**$8,301,000**	**$47,822,000**	**56.85%**	**3.69%**

(1)   As of December 31, 2017.

The human resources committee reviews the composition of the peer group annually, and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier	
Less than P30	0%	We increased the TSR
P30	50%	performance threshold for
P50 (median)	100%	maximum payout from P75 to
P85 or higher	200%	P85 or higher, beginning with
		the 2017 PSU awards

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier	
Below threshold	0%	We set four performance
Minimum (plan -8%)	50%	thresholds for the cumulative
Target (plan)	100%	EPS measure and a new cap of
Stretch (plan +7%)	150%	200%, beginning with the
Maximum (plan +8%)	200%	2017 PSU awards.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

On the grant date, our long-term credit rating was A-, compared to the peer group median of BBB+ according to Standard & Poor's.

Payout of 2014 PSU awards

PSUs granted in 2014 vested on January 1, 2017 based on our three-year performance on three metrics compared to the performance of our 2014 performance peer group:
- our compound annual growth rate (CAGR) for EPS (50% weighting)
- our CAGR for property, plant and equipment (PP&E) (30% weighting)
- our TSR (20% weighting).

The table below shows the calculation of the payout and the realized value. Awards were paid out using $41.46, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2016.

	Payout multiplier	x	Number of PSUs granted	+	Number of PSUs received as dividend equivalents	x	Volume weighted average trading price	=	Payout	Realized value as a % of the grant value
Barry Perry	112.8%		35,408		4,217		$41.46		**$1,853,114**	166%
Karl Smith	112.8%		10,695		1,274		$41.46		**$559,754**	170%
Earl Ludlow	112.8%		6,469		770		$41.46		**$338,558**	163%

The 2014 performance peer group originally included 25 publicly traded North American utility companies. Due to consolidation in the industry, certain companies in the original peer group are no longer listed on a public exchange and are therefore no longer appropriate for consideration as peers. As such, the performance peer group used to assess performance for the 2014 PSU awards consisted of the following 20 companies:

Alliant Energy	Emera Inc.	Pinnacle West Capital Corp.
Ameren Corp.	Eversource Energy	SCANA Corp.
Atmos Energy Corp.	Great Plains Energy	Sempra Energy
Canadian Utilities Ltd.	Hawaiian Electric Industries	UGI Corp.
CenterPoint Energy Inc.	MDU Resources Group Inc.	WEC Energy Group
CMS Energy Corp.	NiSource Inc.	Xcel Energy Inc.
DTE Energy Co.	OGE Energy Corp.	

The payout multiplier was calculated as follows:

$$\left[50\% \times \left(\frac{\text{Fortis CAGR for EPS (7.87\%)}}{\text{Peer group median (5.33\%)}} \right) \right] + \left[30\% \times \left(\frac{\text{Fortis CAGR for PPE (33.73\%)}}{\text{Peer group median (7.37\%)}} \right) \right] + \left[20\% \times \left(\frac{\text{Fortis TSR (52.51\%)}}{\text{Peer group median (62.59\%)}} \right) \right] = \boxed{\begin{array}{c} \textbf{Payout} \\ \textbf{multiplier} \\ \textbf{112.8\%} \end{array}}$$

(A)   (B)   (C)

If A, B or C is below 80%, the value for that metric is zero. Metrics are capped at 120% even if performance is exceptional.

At December 31, 2016, our long-term corporate credit rating was A-, compared to the peer group median of BBB+ according to Standard & Poor's. The PSUs were paid out at the end of the three-year performance period.

Ms. Duke's award was paid out in 2015 due to a change of control when Fortis Properties was sold.

Mr. Laurito received PSUs in 2014 under the 2014 share unit plan for Central Hudson Gas and Electric Corporation. Under the terms of the plan, half of the units granted were performance-based while the other half were service based. Payment criteria for the performance-based units was consistent with that for Fortis' 2014 PSU awards, and was subject to the same minimum and maximum payout limits, as outlined above.

Mr. Laurito's payout of $663,837 was 162% of the grant value. The payout was calculated as follows:

Performance-based units   Service-based units

$$\left[\left(\text{Payout multiplier }^{(1)} (112.8\%) \times \left(\begin{array}{c} \text{Number of units granted (5,499)} \end{array} + \begin{array}{c} \text{Number of units received as dividend equivalents (655)} \end{array} \right) \right) + \left(\begin{array}{c} \text{Number of units granted (5,499)} \end{array} + \begin{array}{c} \text{Number of units received as dividend equivalents (655)} \end{array} \right) \right] \times \begin{array}{c} \text{Volume weighted average trading price }^{(2)} \end{array} = \textbf{Payout}$$

(1) Payout multiplier was calculated consistent with Fortis' 2014 PSU awards (see the discussion beginning on page 70).
(2) The PSUs were paid out at US$39.04, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2016 of $41.46, converted to US dollars using the exchange rate on December 31, 2013 (the business day prior to the grant date) of $1.00 = US$0.9415. The amount has been converted to Canadian dollars using the 2017 annual average exchange rate of US$1.00 = $1.2986.

Long-term incentive

Purpose
Encourage executives to achieve strong long-term business performance, align executive and shareholder interests by encouraging share ownership, and attract and retain highly qualified executives.

Who participates
All executives, except for Mr. Laurito

Form
Stock options (maximum of 25% of target mix for medium and long-term incentives)

Amount
The award is granted annually and the amount is based on competitive positioning and executive level. 2017 target awards were increased from 2016 as a result of the biennial compensation review:

	Total target grant value (as % of salary)	Incentive mix PSUs	Incentive mix Stock options
Barry Perry President & CEO	400%	75%	25%
Karl Smith EVP, CFO	220%	75%	25%
Earl Ludlow EVP, Eastern Canada and Caribbean	150%	75%	25%
Nora Duke EVP, Sustainability and CHRO	160%	75%	25%

(Mr. Laurito does not receive stock options. You can read about PSUs granted to Mr. Laurito on pages 69 and 71).

Vesting
Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout
Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance
Stock options only have value if our share price increases above the exercise price.

Grant of 2017 stock option awards

	Grant value	Grant date fair value
Barry Perry	$1,200,000	$42.36
Karl Smith	$341,000	$42.36
Earl Ludlow	$202,500	$42.36
Nora Duke	$214,000	$42.36

The 2017 stock option awards were granted on February 15, 2017 in accordance with our executive compensation policy (see pages 46 and 49).

We converted the grant value of the award to a number of stock options by using a stock option valuation based on the binomial valuation model. See footnote 2 to the summary compensation table on page 81 for details.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

- who is eligible to participate in the plan and who, among them, are granted stock option awards
- the number of common shares covered by each grant of stock options
- the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the five days ending the day before the grant date)
- when the stock options will be granted
- when the stock options will vest
- when the stock options will expire.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options, or the unexercised portion of the grant, will be extended to 10 business days after the end of the blackout period.

Other important things to know

- We have 5,305,874 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 1.26% of the total number of issued and outstanding common shares as of December 31, 2017
- Since the plan's inception in 2012, 1,135,466 shares have been issued on the exercise of stock options granted under the plan, representing 0.27% of the total number of shares issued and outstanding as of December 31, 2017
- The next table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year

	2017	2016	2015
Number of options granted	774,924	788,188	667,244
Weighted average number of shares outstanding	415,481,447	308,917,584	278,569,223
Burn rate	0.19%	0.26%	0.24%

- All Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Fortis' practice is to only grant stock options to executives
- Non-employee directors are not entitled to participate in the plan
- Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan
- We do not backdate stock options or change or reduce the exercise price of stock options previously granted
- We do not grant loans for participants to exercise their stock options
- A stock option award does not represent a right for the holder to continue working for, or providing services to, Fortis
- Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination with cause, vested stock options must be exercised within 90 days of termination
- Our historical 2006 stock option plan terminated on March 2, 2018

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:
- increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan's adjustment provisions
- reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan's adjustment provisions
- extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis
- removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders
- permits stock options to be transferred or assigned other than for normal estate settlement purposes
- amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a "housekeeping", clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:
- amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof
- amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX
- amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
- increasing the exercise price of any stock option granted under the 2012 stock option plan
- amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee's discretion
- amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
- adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
- amendments to the provisions for transferability of stock options for normal estate settlement purposes
- amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
- adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the employee share purchase plan. Mr. Smith and Mr. Laurito purchased shares under the program in 2017. The plan gives full-time and part-time employees a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee's salary and dividends are reinvested. Participation is optional, and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee's contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee, or issued from treasury. All common shares purchased and held under the 2012 ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of September 1, 2012, we have issued shares from treasury to satisfy employee purchases under the plan (see *Equity compensation plan information* on page 84).

The 2012 ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2017 there were 1,986,648 shares available for issuance under the 2012 ESPP, representing 0.47% of the total number of shares issued and outstanding as of December 31, 2017. Since its inception in 2012, 2,058,016 shares have been purchased by employees under the 2012 ESPP, representing 0.49% of the total number of shares issued and outstanding as of December 31, 2017.

The next table shows the burn rate for the last three years, calculated as the number of shares purchased under the 2012 ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2017	2016	2015
Number of shares purchased	483,833	419,001	395,239
Weighted average number of shares outstanding	415,481,447	308,917,584	278,569,223
Burn rate	0.12%	0.14%	0.14%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. *Fair market value* means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the 2012 ESPP vest immediately, other than shares purchased with the employer contribution which must be held for a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee; however, eligible employees may only contribute up to 10% of their annual base salary in any given year which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. The named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee's name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

- amendments of a "housekeeping" nature
- amendments necessary to comply with the provisions of applicable law or the rules of the TSX
- amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan
- amendments respecting the administration of the plan
- amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee's base pay
- amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee's contributions
- amendments necessary to introduce vesting or retention periods
- amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

- increases the maximum number of shares reserved for issuance under the plan
- amends the definition of eligible employee to broaden or increase insider participation
- permits an employee to contribute more than 25% of their base pay in a calendar year
- provides for any additional form of financial assistance to employees
- amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee's contribution
- removes, increases or exceeds the limits on insider participation
- amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a "housekeeping" nature.

2017 Amendments

In 2017 our shareholders approved amendments to the 2012 ESPP to increase the share reserve under the ESPP by 2,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee's election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Mr. Perry, Mr. Smith and Mr. Ludlow participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the *Income Tax Act* (Canada) ($26,010 in 2017).

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant's annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive's years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plan

Our defined benefit pension plan is a legacy plan that is closed to new members. Ms. Duke is the only named executive who participates in the plan.

The plan provides Ms. Duke with a benefit based on a maximum of 35 years of service. The annual benefit is based on her pensionable earnings and is calculated as follows:

- annual accrual of 1.33% up to a final average years maximum pensionable earnings (YMPE) as defined under the Canada Pension Plan

plus

- 2% of the final average YMPE, up to the average of the named executive's highest average pensionable earnings over 36 months.

Ms. Duke's annual benefit for 2017, taking into account limits prescribed by the *Income Tax Act* (Canada), would be $91,806.

Deferred compensation plan and 401(k)

Mr. Laurito receives a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Laurito continues to participate in the Central Hudson deferred compensation plan, a plan that he was a member of before his appointment to his current role on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his base salary and target annual incentive award, as long as he is employed by CH Energy Group and an officer of Fortis. The retirement credits made in 2017 vest on December 31, 2017. Future credits will vest on a future date, as long as he continues to be employed by CH Energy Group and is an officer of Fortis.

See *Pension benefits* on page 85 for the pension plan tables and information about our 2017 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:
- comprehensive life, health, long-term disability, dental and related benefits
- company vehicle (including normal maintenance and operating costs) or car allowance
- post-retirement benefits.

Share performance and cost of management

The graph below compares our total cumulative shareholder return for the past five years to the total return of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. It assumes $100 was invested in our common shares and the two market indexes on December 31, 2012, and reinvestment of dividends during the period.

The graph shows that Fortis shares have outperformed both the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index over the five-year period.



(at December 31)	2012	2013	2014	2015	2016	2017
Fortis common shares (TSX:FTS)	$100	$93	$122	$122	$140	$161
S&P/TSX Composite Index	$100	$113	$125	$115	$139	$151
S&P/TSX Capped Utilities Index	$100	$96	$111	$107	$126	$139
Increase (decrease) in TSR of Fortis common shares from prior year	–	(7.0%)	31.2%	0.0%	14.8%	15.3%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the United States, including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth over the last five years:

(at December 31)	2012	2013	2014	2015	2016	2017
Total assets ($millions)	$14,950	$17,908	$26,233	$28,804	$47,904	$47,822
Adjusted earnings to common shareholders ($millions)	$331	$331	$394	$589	$721	$1,053
Annual revenue ($millions)	$3,654	$4,047	$5,401	$6,727	$6,838	$8,301
Total compensation awarded to the named executives	$7,898,937	$10,144,624	$20,428,450	$16,972,073	$17,913,105	**$21,548,057**
As a % of adjusted earnings	2.39%	3.06%	5.18%	2.88%	2.48%	**2.05%**

Named executives:
2012: Stanley Marshall, Barry Perry, Ronald McCabe
2013: Stanley Marshall, Barry Perry, Ronald McCabe (since retired), James Spinney, James Roberts
2014: Stanley Marshall (since retired), Barry Perry, Karl Smith, John Walker, Earl Ludlow
2015: Barry Perry, Karl Smith, John Walker (since retired), Earl Ludlow, Nora Duke
2016 and 2017: Barry Perry, Karl Smith, Earl Ludlow, Nora Duke, James Laurito

Since 2012 annual revenue has grown by 127%, adjusted earnings by 218% and total assets by 220% to $47.8 billion as at December 31, 2017. This growth was largely influenced by our acquisitions of ITC in October 2016, UNS Energy in August 2014 and CH Energy Group in June 2013.

The table also shows the change in total compensation awarded to the named executives over the same period, as disclosed in prior circulars. The 173% increase over the five years is mainly the result of the growth of Fortis and three factors:
- necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group, including granting PSU awards to all named executives
- an increase in the number of named executives from three to five in 2013
- the creation of new Executive Vice President roles in 2014 and 2016.

CEO compensation lookback

The table below gives a five-year lookback at the compensation paid to the President and Chief Executive Officer, as disclosed in prior circulars.

	Stanley Marshall				Barry Perry
	2013	**2014**	**2015**	**2016**	**2017**
Fixed					
Base salary	$1,200,000	$1,200,000	$1,025,000	$1,100,000	$1,200,000
Variable (at-risk)					
Annual incentive	$1,836,000	$2,040,000	$1,387,440	$2,200,000	$2,446,000
Performance share units	$2,399,987	$2,400,000	$2,267,813	$2,887,500	$3,600,000
Stock options	$558,911	$551,386	$755,938	$962,500	$1,200,000
Total direct compensation	**$5,994,898**	**$6,191,386**	**$5,436,191**	**$7,150,000**	**$8,446,000**

The graph below shows how total CEO compensation over the past five years compares to our share performance over the same period.



CEO realized and realizable pay

A significant portion of the CEO's pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows Mr. Perry's total direct compensation in each of the last three years, compared to its realized and realizable value as at December 31, 2017. We also compare the realized and realizable value of $100 awarded in total direct compensation to Mr. Perry in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value.

The graph above and table below illustrate the strong alignment of CEO compensation to the company's performance and shareholder value.

| | Compensation awarded | Realized and realizable value of compensation as at December 31, 2017 [1] | Period | Value of $100 | |
				Barry Perry	Shareholder
2015	$5,436,200	$6,736,333	Jan 1, 2015 to Dec 31, 2017	$124	$132
2016	$7,150,000	$9,511,666	Jan 1, 2016 to Dec 31, 2017	$133	$132
2017	$8,446,000	$9,399,884	Jan 1, 2017 to Dec 31, 2017	$111	$115

(1) Realized pay is comprised of base salary, annual incentive, the payout value of share units granted during the period, the dividend equivalents paid and the value of options exercised during the period. Realizable pay is equal to the current value of unvested share units and the in-the-money value of outstanding options granted during the period.

2017 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share-based awards [1]	Option-based awards [2]	Annual incentive plan [3]	Pension value [4]	All other compensation [5]	Total compensation
Barry V. Perry [6]	2017	$1,200,000	$3,600,000	$1,200,000	$2,446,000	$415,990	$391,307	**$9,253,297**
President and Chief	2016	$1,100,000	$2,887,500	$962,500	$2,200,000	$297,977	$558,634	**$8,006,611**
Executive Officer	2015	$1,025,000	$2,267,813	$755,938	$1,387,440	$245,990	$340,138	**$6,022,319**
Karl W. Smith [6]	2017	$620,000	$1,023,000	$341,000	$919,000	$161,970	$228,347	**$3,293,317**
Executive Vice President,	2016	$590,000	$796,500	$265,500	$826,000	$121,022	$189,235	**$2,788,257**
Chief Financial Officer	2015	$570,000	$641,250	$213,750	$536,096	$114,170	$184,053	**$2,259,319**
Earl A. Ludlow [6]	2017	$540,000	$607,500	$202,500	$378,000	$165,350	$1,173,699	**$3,067,049**
Executive Vice President,	2016	$528,000	$495,000	$165,000	$554,000	$103,192	$126,302	**$1,971,494**
Eastern Canadian and	2015	$515,000	$482,813	$160,938	$460,935	$94,020	$142,898	**$1,856,604**
Caribbean Operations (until May 31, 2017) Operational Advisor to the CEO (as of June 1, 2017)								
Nora M. Duke [6]	2017	$535,000	$642,000	$214,000	$627,000	$164,680	$291,142	**$2,473,822**
Executive Vice President,	2016	$502,000	$470,625	$156,875	$527,000	$136,458	$103,770	**$1,896,728**
Sustainability and Chief Human Resource Officer (as of December 8, 2017)	2015	$455,000	$330,168	$129,007	$368,222	$114,693	$1,056,455	**$2,453,545**
James P. Laurito [6] [7]	2017	$753,188	$1,247,325	–	$837,600	$156,663	$465,796	**$3,460,572**
Executive Vice President,	2016	$723,672	$1,024,055	–	$869,069	$147,424	$485,795	**$3,250,015**
Business Development (as of April 1, 2016)	2015	$639,350	$639,355	–	$538,131	$124,673	$145,055	**$2,081,544**

(1) *Share-based awards*
Amounts reflect the grant value of PSUs awarded in 2015, 2016 and 2017. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant:

	January 1	April 1
2017	$41.46	–
2016	$37.72	$40.34
2015	$38.90	–

For accounting purposes, the 2015, 2016 and 2017 awards were measured at fair value, using the volume weighted average price of common shares traded on the TSX for the five trading days ending the day before the grant date for each unit: $38.90 (2015), $37.72 (2016) and $41.46 (2017).

Mr. Laurito's amounts reflect the grant value of PSUs and RSUs awarded in 2015, 2016 and 2017 by CH Energy Group and Central Hudson, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	CH Energy Group			Central Hudson	
	January 1	April 1	exchange rate	January 1	exchange rate
2017	$41.46	–	$1.3441	–	–
2016	–	$40.34	$1.3013	$37.72	$1.3839
2015	–	–	–	$38.90	$1.1621

(2) *Option-based awards*
Amounts reflect the grant value of stock options awarded in 2015, 2016 and 2017, using the binomial valuation model to determine the fair value of stock options to acquire common shares:

2017	2016	2015
Feb 15	Feb 16	March 2
$4.66	$3.73	$3.925

Calculations were based on the following key assumptions:
• a term of 10 years (based on the full term under the stock option plan)
• a dividend yield (based on a blended historical and projected dividend yield)
• a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)
• a volatility rate (based on the average historical daily volatility).

Compensation fair value of the stock option is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:
• compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity
• accounting fair value assumes a stock option life expectancy of 5.6 years based on historical experience.

(3) Annual cash bonus earned under the short-term incentive plan for the 2015, 2016 and 2017 financial years.

(4) Pension value includes the compensatory charge in the defined contribution supplemental employee retirement plan and, for Ms. Duke, the defined benefit pension plan and, for Mr. Laurito, the deferred compensation retirement credit (see page 85).

(5) All other compensation includes:
   - insurance premiums paid by Fortis for term life and disability insurance
   - vehicle benefits and transportation costs
   - employer contributions to the named executive's self-directed RRSP (401(k) plan for Mr. Laurito)
   - employer contributions under the employee share purchase plan
   - tax equalization payments
   - relocation and moving expenses
   - payout of accrued vacation
   - amounts paid by subsidiaries of Fortis as director fees:

	Barry Perry	Karl Smith	Earl Ludlow	Nora Duke	James Laurito
2017	$340,456	$176,881	$39,978	$130,659	$246,734
2016	$264,409	$156,112	$82,782	$86,112	$212,743
2015	$295,820	$142,372	$87,859	$98,883	$108,690

Mr. Ludlow's amount for 2017 includes a retention incentive of $850,000 that was included in his employment agreement in 2014 upon his appointment to EVP, Eastern Canada and Caribbean and disclosed in prior circulars. Ms. Duke's amount for 2015 included a $931,000 bonus related to the strategic review and sale of the commercial real estate and hotel properties according to an agreement with Fortis Properties Corporation. For Mr. Laurito compensation was paid in U.S. dollars and converted to Canadian dollars using the average annual exchange rates of US$1.00 = $1.2986 for 2017, US$1.00 = $1.3248 for 2016 and US$1.00 = $1.2787 for 2015.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6) The table below explains the change in roles of the named executives in the last three financial years:

Earl Ludlow	• On June 1, 2017, Mr. Ludlow transitioned from his prior role of EVP, Eastern Canada and Caribbean to Operational Advisor to the CEO. 2017 data reflects compensation earned in both roles. Mr. Ludlow retired from Fortis on December 31, 2017
Nora Duke	• 2017 data reflects the compensation earned in her current position and her prior role as Executive Vice President, Corporate Services and Chief Human Resource Officer until December 7, 2017 • Prior to August 1, 2015, Ms. Duke served as President and Chief Executive Officer of Fortis Properties
James Laurito	• 2016 data reflects the compensation earned in his current position and his role as President and Chief Executive Officer of Central Hudson • 2015 data reflects the compensation earned in his prior role as President and Chief Executive Officer of Central Hudson

(7) As a U.S. resident, Mr. Laurito is paid in U.S. dollars. All amounts have been converted from U.S. dollars to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.2986 for 2017, US$1.00 = $1.3248 for 2016 and US$1.00 = $1.2787 for 2015. The table below shows Mr. Laurito's compensation in U.S. dollars:

	Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
2017	$580,000	$960,515	–	$645,000	$120,640	$358,691	$2,664,846
2016	$546,250	$772,988	–	$656,000	$111,280	$366,693	$2,453,211
2015	$500,000	$499,988	–	$420,842	$97,500	$109,529	$1,627,859

Mr. Laurito continues to serve as President and Chief Executive Officer of CH Energy Group since his appointment as an officer of Fortis on April 1, 2016.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2017 (you can read more about the medium and long-term incentive plans beginning on page 68).

		Option-based awards				Share-based awards		
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
		(#)	($)	Date	($)	(#)	($)	($)
Barry V. Perry President & CEO	2017	257,512	42.36	Feb 15, 2027	965,670	90,008	4,150,269	–
	2016	258,044	37.30	Feb 16, 2026	2,273,368	82,388	3,798,911	–
	2015	192,596	39.25	Mar 2, 2025	1,321,209	–	–	3,002,684
	2014	20,168	32.23	June 30, 2024	279,932	–	–	–
	2014	74,848	30.73	Feb 24, 2024	1,151,162	–	–	–
	2013	61,944	33.58	Mar 19, 2023	776,158	–	–	–
	2012	56,612	34.27	May 4, 2022	670,286	–	–	–
Total		**921,724**			**7,437,785**	**172,396**	**7,949,180**	**3,002,684**
Karl W. Smith EVP, CFO	2017	73,176	42.36	Feb 15, 2027	274,410	22,577	1,179,355	–
	2016	71,180	37.30	Feb 16, 2026	627,096	22,726	1,047,896	–
	2015	54,460	39.25	Mar 2, 2025	373,596	–	–	849,043
	2014	3,416	32.23	June 30, 2024	47,414	–	–	–
	2014	64,432	30.73	Feb 24, 2024	990,964	–	–	–
	2013	56,584	33.58	Mar 19, 2023	708,998	–	–	–
	2012	53,692	34.27	May 4, 2022	635,713	–	–	–
Total		**376,940**			**3,658,191**	**48,303**	**2,227,251**	**849,043**
Earl A. Ludlow EVP, Eastern Canada and Caribbean	2017	43,456	42.36	Feb 15, 2027	162,960	15,189	700,365	–
	2016	44,236	37.30	Feb 16, 2026	389,719	14,123	651,212	–
	2015	41,004	39.25	Mar 2, 2025	281,287	–	–	639,265
	2014	8,476	33.44	Aug 1, 2024	107,391	–	–	–
	2014	42,956	30.73	Feb 24, 2024	660,663	–	–	–
	2013	37,524	33.58	Mar 19, 2023	470,176	–	–	–
	2012	35,016	34.27	May 4, 2022	414,589	–	–	–
Total		**252,668**			**2,486,785**	**29,312**	**1,351,577**	**639,265**
Nora M. Duke EVP, Sustainability and CHRO	2017	45,924	42.36	Feb 15, 2027	172,215	16,051	740,112	–
	2016	42,060	37.30	Feb 16, 2026	370,549	13,428	619,165	–
	2015	32,868	39.25	Mar 2, 2025	225,474	–	–	457,439
	2014	40,516	30.73	Feb 24, 2024	623,136	–	–	–
	2013	35,292	33.58	Mar 19, 2023	442,209	–	–	–
	2012	33,484	34.27	May 4, 2022	396,451	–	–	–
Total		**230,144**			**2,230,034**	**29,479**	**1,359,277**	**457,439**
James P. Laurito EVP, Business Development	2017	–	–	–	–	31,186	1,437,986	–
	2016	–	–	–	–	29,044	1,339,219	–
	2015	–	–	–	–	–	–	769,299
	2014	–	–	–	–	–	–	–
	2013	–	–	–	–	–	–	–
	2012	–	–	–	–	–	–	–
Total						**60,230**	**2,777,205**	**769,299**

(1) *Value of unexercised in-the-money options* is the difference between the option exercise price and $46.11, the closing price of our common shares on the TSX on December 31, 2017, multiplied by the number of outstanding options. No value is assigned if the exercise price is greater than the closing share price.

(2) *Market or payout value of share-based awards* is the market value of outstanding PSUs based on $46.11, the closing price of our common shares on the TSX on December 31, 2017.

Incentive plan awards – value vested or earned in 2017

	Option-based awards – Value vested during the year [1]	Share-based awards – Value vested during the year [2]	Non-equity incentive plan compensation – Value earned during the year [3]
Barry Perry	$963,276	$1,853,114	$2,446,000
Karl Smith	$482,491	$559,754	$919,000
Earl Ludlow	$339,228	$338,558	$378,000
Nora Duke [4]	$290,587	–	$627,000
James Laurito [5]	–	$663,837	$837,600

(1) Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.
(2) Value of PSUs that were realized and paid out in 2017.
(3) Annual incentive earned for 2017 (see the summary compensation table on page 81 for details).
(4) Ms. Duke's PSU awards for 2014 were paid out in 2015 due to a change of control when Fortis Properties was sold.
(5) Mr. Laurito was appointed to his current position on April 1, 2016. He does not receive stock options. His 2017 share-based and non-equity incentive plan compensation was paid in U.S. dollars and has been converted to Canadian dollars using an exchange rate of US$1.00 = $1.2986.

Equity compensation plan information

In 2017 we granted 774,924 options under the 2012 stock option plan, representing 0.18% of our total common shares issued and outstanding. This compares to 788,188 in 2016 (0.28% of our total common shares issued and outstanding).

(as at December 31, 2017)

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plans (excluding options issued and outstanding)
Stock option plans approved by security holders	3,702,294	$36.65	5,305,874

Stock options outstanding

The number of options granted and outstanding is 3,702,294. A total of 5,305,874 common shares are remaining in reserve for issuing stock options under the Fortis stock options plans. Combined, they represent 2.13% of the total number of common shares issued and outstanding.

	Number of options outstanding		As a % of common shares issued and outstanding	
	at December 31, 2017	at March 16, 2018 [1]	at December 31, 2017	at March 16, 2018
2012 stock option plan	3,581,955	4,238,430	0.85%	1.00%
2006 stock option plan	120,339	–	0.03%	–
Total	**3,702,294**	**4,238,430**	**0.88%**	**1.00%**

(1) We have 5,305,874 common shares remaining in reserve for options to be issued under the Fortis stock option plans, representing 1.26% of the total number of issued and outstanding common shares. Stock options are currently issued exclusively under the 2012 stock option plan.

Stock options exercised in 2017

The table below shows the stock options exercised by the named executives in 2017. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Barry Perry	2011	57,056	$637,945
Karl Smith	2011	54,024	$679,381
Earl Ludlow	2011	35,056	$473,151
Nora Duke	2011	33,688	$447,838
James Laurito	–	–	–

Pension benefits

Retirement plans

In 2017 we contributed to self-directed individual RRSPs for Mr. Smith and Mr. Ludlow, matching the contributions up to the maximum RRSP contribution limit of $26,010 as allowed by the *Income Tax Act* (Canada). These contributions totalled $26,010.

In 2017 Mr. Perry received $13,005 from Fortis in lieu of a contribution to his self-directed RRSP.

Additional amounts were accrued in the defined contribution supplemental employee retirement plan in 2017: $504,825 for Mr. Perry, $246,707 for Mr. Smith, $232,974 for Mr. Ludlow and $172,172 for Ms. Duke. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2017 we contributed $17,531 to Mr. Laurito's 401(k) plan as an employer matching contribution and $13,765 for profit sharing. An additional amount of $156,663 was contributed to Mr. Laurito's deferred compensation plan subaccount. The deferred compensation credit amounts to 13% of base salary and his target annual incentive award as at January 1, 2017. As a U.S. resident, Mr. Laurito is compensated in U.S. dollars. All amounts contributed to the 401(k) and deferred compensation subaccount are converted from U.S. dollars to Canadian dollars using the 2017 average annual exchange rate for of US$1.00 = $1.2986.

The tables below show the estimated annual pension for each named executive as at December 31, 2017.

Defined benefit pension plan table

		Annual benefits payable					
	Number of years of credited service	At year-end 2017	At age 65 [1]	Accrued obligation at start of year	Compensatory	Non-Compensatory [2]	Accrued obligation at year end
Nora Duke	31.18	$91,806	$103,055	$1,467,561	$47,960	$139,937	$1,655,458

(1) This is a pension payable at age 65 based on service and earnings to December 31, 2017; however, Ms. Duke is not entitled to an immediate unreduced pension at that date.
(2) Amount reflects a number of significant assumptions, including:
   - the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2017. The discount rate as at December 31, 2017 was 3.6%, compared to 3.9% as at December 31, 2016
   - the expected return on plan assets of 5.25% for 2017, compared to 5.75% for 2016.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
Barry Perry	$1,739,249	$415,990	$88,835	$2,244,074
Karl Smith	$1,479,378	$161,970	$84,737	$1,726,085
Earl Ludlow	$1,193,962	$165,350	$67,624	$1,426,936
Nora Duke	$963,615	$116,720	$55,452	$1,135,787
James Laurito [1]	–	–	–	–

(1) A contribution of $156,663 was made to Mr. Laurito's deferred compensation plan subaccount. Mr. Laurito is compensated in U.S. dollars, and this amount has been converted using the 2017 average exchange rate of US$1.00 = $1.2986.

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)
Cash severance	None	None	None	Mr. Perry: Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs Ms. Duke, Mr. Smith, Mr. Laurito and Mr. Ludlow [1]: One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs	Mr. Perry: Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger) Ms. Duke, Mr. Smith, Mr. Ludlow and Mr. Laurito: One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)
Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control
Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control
Stock options	All unexercised options expire after 90 days from resignation date	All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately. Options expire on the original expiry date or three years from the date of retirement, whichever is earlier	All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

(1)   Mr. Ludlow retired from Fortis on December 31, 2017.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Retention incentive	Forfeited	Forfeited	Forfeited	Mr. Smith: Awarded on a pro-rated basis based on the proportion of time lapsed from the effective date of employment to the termination date, relative to the time from the effective date of the employment agreement to the vesting date	Mr. Smith: Awarded on a pro-rated basis based on the proportion of time lapsed from the effective date of employment to the termination date, relative to the time from the effective date of the employment agreement to the vesting date (double trigger)
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits (double trigger)
				Mr. Laurito: Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive's employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested	Mr. Laurito: Entitled to deferred compensation credits that would have been contributed to subaccount had the executive's employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested (double trigger)
Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2017.

	Voluntary resignation	Retirement (early or normal) [1]	Termination with cause	Termination without cause [2]	Change of control
Barry Perry					
Cash severance	–	–	–	$5,040,000	$5,040,000 (double trigger)
Annual incentive	–	$1,320,000	–	$1,320,000	$1,320,000
Restricted share units	–	–	–	–	–
Performance share units	–	–	–	–	$10,951,864
Stock options	–	–	–	–	$7,437,785
Karl Smith					
Cash severance	–	–	–	$1,674,000	$1,674,000 (double trigger)
Annual incentive	–	$496,000	–	$496,000	$496,000
Restricted share units	–	–	–	–	–
Performance share units	–	–	–	–	$3,076,294
Stock options	–	–	–	–	$3,658,191
Retention incentive	–	–	–	$1,455,328	$1,455,328 (double trigger)
Earl Ludlow [3]					
Cash severance	–	–	–	$1,377,000	$1,377,000 (double trigger)
Annual incentive	–	$378,000	–	$378,000	$378,000
Restricted share units	–	–	–	–	–
Performance share units	–	–	–	–	$1,991,202
Stock options	–	–	–	–	$2,486,785
Nora Duke					
Cash severance	–	–	–	$1,284,000	$1,284,000 (double trigger)
Annual incentive	–	$321,000	–	$321,000	$321,000
Restricted share units	–	–	–	–	–
Performance share units	–	–	–	–	$1,816,716
Stock options	–	–	–	–	$2,230,034
James Laurito [4]					
Cash severance	–	–	–	$1,807,651	$1,807,651 (double trigger)
Annual incentive	–	$451,913	–	$451,913	$451,913
Restricted share units	–	$662,278	–	–	$662,278
Performance share units	–	–	–	–	$2,884,226
Stock options	–	–	–	–	–

(1) PSUs continue according to the normal schedule.
(2) PSU payments depend on the notice period.
(3) Mr. Ludlow retired from Fortis on December 31, 2017.
(4) Mr. Laurito's amounts have been converted from U.S. dollars to Canadian dollars using the 2017 average exchange rate of US$1.00 = $1.2986.

For termination, any PSU payouts would depend on the notice period and termination date and be reviewed by the human resources committee.

Double trigger change of control

Double trigger change of control means there is a change of control of Fortis and the executive's employment is terminated with good reason, or without cause, within 12 months following a change of control.

PSUs vest at 100% on the day immediately before the change of control according to the terms of the plan. Stock options vest immediately according to the terms of our 2012 and 2006 stock option plans.

Retention incentive

In 2014 in conjunction with their new roles and the unique circumstances, Mr. Smith and Mr. Ludlow entered into new employment agreements that included a retention arrangement to ensure the core leadership remains in place for our ongoing growth and success.

Under the new agreement, Mr. Smith is eligible for a one-time retention incentive of $1,870,000 to be paid out on December 31, 2018 (equal to two times his salary and target annual incentive for 2014). The payment is contingent on continued employment with us.

If Mr. Smith is terminated other than for cause before December 31, 2018, the payment will be pro-rated based on the period from the effective date of his employment agreement to the termination date.

Mr. Ludlow received his retention incentive of $850,000 on December 31, 2017 (equal to one times his salary and target annual incentive for 2014) as disclosed in the summary compensation table on page 81.

4. OTHER INFORMATION

About non-US GAAP measures

We supplement the use of US GAAP measures with non-US GAAP measures since they are not required by, or presented in accordance with, US GAAP.

This circular includes two non-US GAAP measures:
- adjusted net earnings attributable to common equity shareholders
- adjusted basic earnings per common share.

Net earnings attributable to common equity shareholders is the US GAAP measure that is the most directly comparable to *adjusted net earnings attributable to common equity shareholders*.

We calculate *adjusted net earnings attributable to common equity shareholders* as net earnings attributable to common equity shareholders plus or minus items that management believes are not reflective of the normal, ongoing operations of the business.

Basic earnings per common share is the US GAAP measure that is the most directly comparable to *adjusted basic earnings per common share*.

We calculate *adjusted basic earnings per common share* by dividing adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding.

For the years ended December 31, 2017 and 2016, we adjusted net earnings attributable to common equity shareholders for: (i) deferred income tax expense as a result of tax reform enacted in the United States in December 2017, (ii) one-time unrealized foreign exchange gain on an affiliate loan, (iii) an acquisition break fee, (iv) acquisition-related transaction costs, and (v) cumulative adjustments for regulatory decisions pertaining to prior periods considered to be outside the normal course of business for the periods presented.

The adjusting items described above do not have a standardized meaning as prescribed under US GAAP and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable with similar adjustments presented by other companies.

The table below provides a reconciliation of the non-US GAAP measures. Each of the adjusting items are discussed in the segmented results of operations for the respective reporting segments in our 2017 MD&A in our 2017 annual report, which is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Non-U.S. GAAP reconciliation
Years ended December 31

($ millions, except for common share data)

	2017	2016
Net earnings attributable to common equity shareholders	**963**	**585**
Adjusting items:		
ITC		
U.S. Tax Reform	**91**	–
Accelerated vesting of stock-based compensation awards	–	22
UNS Energy		
U.S. Tax Reform	**5**	–
Settlement of FERC-ordered transmission refunds	**(11)**	–
FERC-ordered transmission refunds	–	18
Central Hudson		
U.S. Tax Reform	**2**	–
Corporate and Other		
U.S. Tax Reform	**48**	–
Unrealized foreign exchange gain on affiliate loan	**(21)**	–
Acquisition break fee	**(24)**	–
Acquisition-related transaction costs	–	90
Adjusted net earnings attributable to common equity shareholders (*reported adjusted earnings*)	**1,053**	**715**
Adjusted earnings per common share (*reported adjusted EPS*)	**$2.53**	**$2.31**
Weighted average number of common shares outstanding (millions*)*	**415.5**	**308.9**

Directors' and officers' liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2017 we paid a premium of $1,357,800. The policy is renewable on July 1, 2018.

Loans to directors and officers

None of the directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 16, 2018.

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 16, 2018.

	To Fortis and its subsidiaries	To another entity
Share purchases	$7,568,762	–
Other	$2,428,345	–

Most of the indebtedness is for employees who have purchased Fortis shares under the employee share purchase plan. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Or request a free printed copy from our Corporate Secretary:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street, PO Box 8837
St. John's, NL A1B 3T2
Canada

APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

FORM 58-101F1
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

All page references in this Appendix A are to the management information circular dated March 16, 2018.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
1. Board of Directors		
(a) Disclose the identity of directors who are independent.	Yes	10 of the 12 directors proposed for nomination on pages 13 through 24 of this circular are independent in accordance with the meaning of independence set out in Section 1.4 of *National Instrument 52-110 – Audit Committees*. The board considers Ms. Ball, Ms. Clark, Ms. Dilley, Ms. Dobson, Ms. Goodreau, Mr. Blouin, Mr. Bonavia, Mr. Borgard, Mr. Haughey and Mr. Zurel to be independent. The directors the board considers not to be independent are Mr. Welch, former President and Chief Executive Officer of ITC who will be considered independent on November 1, 2019 and Mr. Perry, President & CEO of Fortis.
(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes	
(c) Disclose whether or not a majority of directors are independent.	Yes	
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All of the directorships of the nominated directors with other reporting issuers are set out in the director profiles on pages 13 through 24 of this circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The directors regularly meet without non-independent directors and members of management (including the President & CEO) present at meetings of the board and its committees. During 2017, the directors of the board and committees held meetings without management present at every regularly scheduled board and committee meeting.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Yes	Douglas J. Haughey is the non-executive Chair and is an independent director. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2017 is disclosed in the tables on pages 13 through 24 and summarized on page 25 of this circular.
2. Board Mandate Disclose the text of the board's written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.
3. Position Descriptions (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The board, with the assistance of the governance and nominating committee, has developed a written position description for the Chair, which is available on the Fortis website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, there are written mandates for each committee which delineate the responsibilities of each committee with which the chair thereof is responsible to comply.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The board has developed a written position description for the CEO.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
4. **Orientation and Continuing Education**		
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	Each potential director nominee meets with the Chair of the board and the chair of the governance and nominating committee. New directors attend an orientation session where senior management review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. As well, the Chair of the board and the chair of the governance and nominating committee participate in the director orientation session and provide direct insight into the role and functioning of the board and its current priorities. New directors are provided with a copy of our director's manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies and materials related to Fortis and the industry. The orientation session also allows new directors to review the information and materials provided and better understand the role of the board and the committees in the context of the business.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	Continuing education is provided through a number of methods, including subsidiary site visits, an annual dedicated strategy session, presentations from senior management, employees, and outside experts to the board and its committees on topics of interest and developing issues, as well as the ongoing distribution of relevant information. Presentations are made to the board on developments in the business and regulatory environment impacting Fortis and its subsidiaries. Board meetings are periodically held at the business locations of Fortis subsidiaries which, in addition to presentations from management of each company regarding the specific business, affords directors the opportunity to observe operations and meet employees of the operating subsidiaries. Each subsidiary CEO is present for the annual strategy session with the board. We also pay for directors to attend appropriate educational seminars. Details about our director education program in 2017 is disclosed on pages 43 through 44 of this circular.
5. **Ethical Business Conduct**		
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of business conduct and ethics for Fortis.
(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on the Fortis website (www.fortisinc.com) and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the audit committee, receives reports on compliance with the code.
(iii) provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	The board has not granted a waiver of the code for a director or executive officer during the past 12 months or during 2017. Accordingly, we have not been required to file a material change report on this basis.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
6. Nomination of Directors		
(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and nominating committee is responsible for identifying new candidates for the board. It annually identifies director skills, experience and diversity characteristics, while also considering projected retirements, and oversees a director recruitment search and nomination process leading to recommendations to the board for consideration and recommendation for election by the shareholders. The governance and nominating committee engaged SpencerStuart in 2017 to assist in identifying new candidates for the board. Fortis has a diversity policy which describes the principles underlying our approach to diversity. All of our utility subsidiaries that are reporting issuers operate with boards composed of a majority of independent members which gives Fortis an opportunity to observe the performance and assess suitability of prospective nominees to the board in an appropriate environment. Subsidiary boards have been the source of six of the current nominees. The governance and nominating committee is composed of seven independent directors as disclosed on page 29 of this circular. Please see the discussion about the governance and nominating committee on page 29 of this circular.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	
(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	
7. Compensation		
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	The governance and nominating committee reviews director compensation on a regular basis in relation to published surveys and private polls of other comparable corporations and obtains advice from independent consultants and recommends any adjustments thereto for adoption by the board. The human resources committee makes recommendations to the board about compensation of officers as described in the *Compensation discussion and analysis* beginning on page 49 of this circular. Beginning with the annual meeting of shareholders held on May 4, 2012, we have conducted an annual advisory vote on our approach to executive compensation, and the results are reviewed by the human resources committee.

DISCLOSURE REQUIREMENT		COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation and published material and in consultation with appropriate consultants.
(c)	Describe the skills and experience that enable the compensation committee to make decisions of the suitability of the company's compensation policies and practices.	Yes	Fortis recognizes the importance of appointing knowledgeable and experienced individuals to its human resources committee. All members of the committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are being adhered to in order to align management and shareholder interests. More specifically, all committee members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in size and complexity to Fortis.
(d)	Describe the responsibilities, powers and operation of the compensation committee.	Yes	The human resources committee is responsible for monitoring the compensation practices and policies of Fortis and making any recommendations to the board as described on pages 49 through 54 of this circular. Administration and management of the 2012 stock option plan and predecessor option plans, including the authority to grant options to employees, is the responsibility of the human resources committee which also administers the performance share unit plan and predecessor plan for the CEO.
(e)	If a compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes	Fortis retains Korn Ferry, Mercer and Willis Towers Watson to advise on executive compensation and pension matters. In 2017 Korn Ferry provided Fortis with job evaluation services and market compensation data from its national database and conducted follow-up benchmarking research and analysis arising from the 2016 biennial compensation review. Mercer provided pension consulting and actuarial advice to Fortis including plans relating to the named executives. Willis Towers Watson provided benchmarking research and analysis to Fortis for select roles. Fees paid to the compensation consultants are disclosed on page 50 of this circular.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	The three standing committees of the board are: audit committee, governance and nominating committee and human resources committee.
9. Assessments Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.	Yes	The governance and nominating committee is responsible for regular assessment of the effectiveness and contribution of the board, its committees and individual directors. It carries out this responsibility through a periodic confidential survey of each director regarding his or her views on the effectiveness of the board and committees and the effectiveness of the Chair, which are summarized and reported to the committee and Chair of the board. The review includes a section on individual issues which the committee believes would disclose any concerns relating to an individual director. A review was carried out and considered by the governance and nominating committee. In addition to the formal review process, the Chair of the board conducts individual private interviews with each director to discuss the director's assessment of the board's performance and any concerns about the performance of the board or other individual directors. A description of this process can be found on page 40 of the circular.
10. Term Limits and Board Renewal Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	Yes	The board has adopted term limits for directors. Directors are elected for a term of one year and except in exceptional circumstances will be eligible for re-election at the annual meeting of shareholders next following the earlier of the date on which they achieve age 72 or the 12th anniversary of their initial election to the board.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
11. Representation of Women on Board (a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy seeks to maintain a Board in which each gender represents at least 33% of independent directors.
(b) If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) short summary of its objectives and key provisions (ii) the measures taken to ensure that the policy has been effectively implemented (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.	Yes	The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level. The board has committed to having female representation on the board and at the executive level. The governance and nominating committee is responsible for regularly reviewing and monitoring performance under the diversity policy and the human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions. Fortis believes that the current nominees reflect a diverse group of talented individuals, which include five females who collectively represent 42% of the nominees for election as directors.
12. Consideration of the Representation of Women in the Director Identification and Selection Process Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	Yes	In accordance with the diversity policy, the governance and nominating committee considers candidates on merit against objective criteria while considering the benefits of diversity. It considers diversity within the context of our needs and objectives, diverse customer base and domestic and international operations. Accordingly in searches for potential new directors, the governance and nominating committee considers the level of female representation and diversity on the board as one of several factors in its search and identification process. In 2017 the governance and nominating committee engaged SpencerStuart to help identify potential director nominees and requested SpencerStuart to consider diversity, including female representation, in bringing forward candidates for consideration.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
13. Consideration Given to the Representation of Women in Executive Officer Appointments Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.	Yes	In identifying and considering potential candidates for executive appointments, Fortis looks first to individuals within the organization and its subsidiaries and considers diversity, as well as factors such as years of service, regional background, merit, experience and qualification. Fortis does not set specific targets for gender representation when identifying potential candidates for executive officer positions, but does consider diversity and seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.
14. Issuer's Targets Regarding the Representation of Women in Executive Officer Appointments (a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.		
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy seeks to maintain a board in which each gender represents at least 33% of independent directors.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. (d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) short summary of its objectives and key provisions	Yes	Fortis is committed to increasing female representation at the executive level and considers diversity when evaluating candidates. Fortis seeks to ensure a representative list of females is included among the group of prospective candidates for executive positions. Our diversity policy does not establish fixed targets for gender representation for executive officer positions. The board believes that establishing quotas or formulaic approaches for executive officers does not necessarily result in the identification or selection of the best candidates with the specific skill set required for the position.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(ii) the target; and (iii) the annual and cumulative progress in achieving the target.		
15. Number of Women on the Board and in Executive Officer Positions (a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Yes	Of the current 12 director nominees, five (or 42%) are women. This represents an increase from 2017 when four (or 33.3%) were women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	One of the executive officers of Fortis is female and two vice presidents are female, representing 23% of the executive leadership team.

APPENDIX B
BOARD MANDATE

The board of directors (the "Board") of Fortis Inc. (the "Corporation") is responsible for the stewardship of the Corporation. The Board will supervise the management of the business and affairs of the Corporation and, in particular, will:

A. Strategic planning and risk management

1) Adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business;

2) Monitor the implementation and effectiveness of the approved strategic and business plan;

3) Assist the CEO in identifying the principal risks of the Corporation's business and the implementation of appropriate systems to manage such risks;

B. Management and human resources

1) Select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO's employment with the Corporation;

2) In consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, training and evaluating senior management);

3) To the extent feasible, satisfy itself as to the integrity of the CEO and other officers and the creation of a culture of integrity throughout the Corporation;

4) Having regard to recommendations of the Human Resources Committee, and in consultation with the CEO, the Board shall adopt a position description for the CEO which:

   a. defines the scope of management's responsibilities; and

   b. sets out the overall corporate goals and objectives that the CEO is responsible for meeting.

C. Finances, controls and internal systems

1) Review and approve all material transactions including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board;

2) Evaluate the Corporation's internal controls relating to financial and management information systems;

D. Communications

1) Adopt a communication policy that seeks to ensure that effective communications, including statutory communication and disclosure, are established and maintained with employees, shareholders, the financial community, the media, the community at large and other security holders of the Corporation;

2) Establish procedures to receive feedback from stakeholders of the Corporation and communications to the independent directors as a group;

E. Governance

1) Develop the Corporation's approach to corporate governance issues, principles practices and disclosure;

2) Establish appropriate procedures to evaluate director independence standards and allow the Board to function independently of management;

3) Appoint from among the directors an audit committee and such other committees of the Board as deemed appropriate and delegate responsibilities thereto in accordance with their mandates;

4) Develop and monitor policies governing the operation of subsidiaries through exercise of the Corporation's shareholder positions in such subsidiaries;

5) Develop and monitor compliance with the Corporation's code of conduct, including the consideration of any waiver granted to a director or senior officer of the Corporation from complying with such code of conduct and approve or reject such waiver as it deems appropriate;

6) Set expectations and responsibilities of directors, including attendance at, preparation for and participation in meetings, as set out at Section F hereof;

7) Evaluate and review the performance of the Board, each of its committees and its members;

F. Duties and responsibilities of directors

1) In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

    a. act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

    b. exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care);

2) Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code of Business Conduct and Ethics adopted by the Corporation, which is designed to promote honest, ethical and lawful conduct by all employees, officers and directors of the Corporation;

3) A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board of Directors Governance Guidelines;

4) A Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors;

5) In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

    a. respond promptly to management requests in respect of availability for proposed meetings;

    b. review thoroughly the material provided to the Director by management in connection with the meeting; and

    c. attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

6) A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors; and

7) A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

(Effective January 1, 2015)

CONTACT US:

North American Toll Free Phone:

1-888-518-6828

 E-mail: contactus@kingsdaleadvisors.com

 Fax: 416-867-2271

Toll Free Fax: 1-866-545-5580

 Outside North America, Banks and Brokers
Call Collect: 416-867-2272

 **KINGSDALE** Advisors



Fortis Inc.

Fortis Place │ Suite 1100, 5 Springdale Street │ PO Box 8837 │ St. John's, NL Canada A1B 3T2

T: 709.737.2800   F: 709.737.5307 │ **www.fortisinc.com**